Exhibit 99.1

WOORI BANK AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2015

AND FOR THE THREE MONTHS ENDED

MARCH 31, 2015 AND 2014

ATTACHMENT: INDEPENDENT ACCOUNTANTS’ REVIEW REPORT

INDEPENDENT ACCOUNTANTS’ REVIEW REPORT

English Translation of a Report Originally Issued in Korean

To the Shareholders and the Board of Directors of

Woori Bank:

Report on the Consolidated Financial Statements

We have reviewed the accompanying consolidated interim financial statements of Woori Bank and subsidiaries (the “Group”). The financial statements consist of the consolidated statements of financial position as of March 31, 2015 and the consolidated statements of comprehensive income, consolidated statements of changes in shareholders’ equity and consolidated statements of cash flows, all expressed in Korean Won, for the three months March 31, 2015 and 2014 ended, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

The Group’s management is responsible for the preparation and fair presentation of these consolidated interim financial statements in accordance with Korean International Financial Reporting Standards (“K-IFRS”) and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Independent Accountants’ Responsibility

Our responsibility is to express a conclusion on the accompanying consolidated interim financial statements based on our reviews.

We conducted our reviews in accordance with standards for review of interim financial statements in the Republic of Korea. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data, and this provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Review conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying consolidated interim financial statements of Woori Bank are not presented fairly, in all material respects, in accordance with Korean International Financial Reporting Standards 1034, Interim Financial Reporting.

Others

We audited the consolidated statement of financial position as of December 31, 2014, and the related consolidated statements of comprehensive income, changes in shareholders’ equity and cash flows for the year ended December 31, 2014 (not presented in the accompanying consolidated financial statements, all expressed in Korean Won), in accordance with auditing standards generally accepted in the Republic of Korea. We expressed an unqualified opinion in our independent auditors’ report dated on March 6, 2015. The consolidated statement of financial position as of December 31, 2014 presented as a comparative purpose in the accompanying financial statements does not differ, in all material respects, from the audited consolidated statement of financial position as of December 31, 2014.

Accounting principles and review standards and their application in practice vary among countries. The accompanying separate financial statements are not intended to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries other than the Republic of Korea. In addition, the procedures and practices utilized in the Republic of Korea to review such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying separate financial statements are for use by those knowledgeable about Korean accounting procedures and review standards and their application in practice.

Emphasis of Matter

On November 1, 2014, Woori Bank (the “Bank”) merged with Woori Finance Holdings Co., Ltd. (the “Holding Company”), which had been a parent company of the Bank. The merger between the Bank and the Holding Company met the definition of the “business combination under common control”, and it did not result in any change of economic substance. Therefore, the comparative consolidated financial statements presented and a summary of significant accounting policies and other explanatory information are the consolidated financial statements of the Holding Company as of and for the three months ended March 31, 2014.

May 15, 2015

Notice to Readers

This report is effective as of May 15, 2015, the accountants’ review report date. Certain subsequent events or circumstances may have occurred between the accountants’ review report date and the time the accountants’ review report is read. Such events or circumstances could significantly affect the consolidated financial statements and may result in modifications to the accountants’ review report.

WOORI BANK AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2015

AND FOR THE THREE MONTHS ENDED

MARCH 31, 2015 AND 2014

The accompanying consolidated financial statements including all footnote disclosures were prepared by and are the responsibility of the Group.

Kwang Goo Lee

Chairman and Chief Executive Officer

Main Office Address:	(Road Name Address)	51, Sogong-ro, Jung-gu, Seoul
	(Phone Number)	02-2002-3000

WOORI BANK AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF MARCH 31, 2015 AND DECEMBER 31, 2014

	March 31, 2015	December 31, 2014
	(Korean Won in millions)
ASSETS
Cash and cash equivalents (Note 6)	7,121,494	5,962,861
Financial assets at fair value through profit or loss (Notes 4, 7, 11, 12, 18 and 26)	4,769,225	4,554,180
Available-for-sale financial assets (Notes 4, 8, 11, 12 and 18)	16,726,709	18,810,845
Held-to-maturity financial assets (Notes 4, 9, 11, 12 and 18)	12,465,266	13,044,448
Loans and receivables (Notes 4, 10, 11, 12, 44 and 45)	233,653,680	223,370,135
Investments in joint ventures and associates (Note 13)	675,691	648,436
Investment properties (Note 14)	383,721	357,550
Premises and equipment (Notes 15, 17 and 18)	2,458,870	2,501,102
Intangible assets and goodwill (Note 16)	449,078	295,728
Assets held for sale (Note 17)	6,763	8,013
Current tax assets (Note 42)	8,171	4,845
Deferred tax assets (Note 42)	214,887	257,858
Derivative assets (Notes 4, 11, 12 and 26)	266,737	196,061
Other assets (Notes 19 and 45)	235,782	145,157

Total assets	279,436,074	270,157,219

LIABILITIES
Financial liabilities at fair value through profit or loss (Notes 4, 11, 12, 20 and 26)	3,043,782	2,675,354
Deposits due to customers (Notes 4, 11, 21 and 45)	190,728,967	188,516,465
Borrowings (Notes 4, 11, 12 and 22)	19,233,515	17,707,595
Debentures (Notes 4, 11 and 22)	23,699,421	24,795,904
Provisions (Notes 23 and 44)	748,185	692,009
Net defined benefit liability (Note 24)	110,485	75,591
Current tax liabilities (Note 42)	295,135	298,762
Deferred tax liabilities (Note 42)	17,111	21,757
Derivative liabilities (Notes 4, 11, 12 and 26)	1,064	—
Other financial liabilities (Notes 4, 11, 12 and 25)	23,202,566	16,889,687
Other liabilities (Notes 25 and 45)	339,923	390,670

Total liabilities	261,420,154	252,063,794

(Continued)

WOORI BANK AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF MARCH 31, 2015 AND DECEMBER 31, 2014 (CONTINUED)

	March 31, 2015	December 31, 2014
	(Korean Won in millions)
EQUITY
Owners’ equity:	17,900,325	17,983,501
Capital stock (Note 28)	3,381,392	3,381,392
Hybrid securities (Note 29)	2,538,823	2,538,823
Capital surplus (Note 28)	290,955	291,066
Other equity (Note 30)	(1,583,900)	(2,393,138)
Retained earnings (Notes 31 and 32)
(Regulatory reserve for credit loss as of March 31, 2015 and December 31, 2014 is 1,756,142 million Won and 1,800,387 million Won, respectively
Unreserved regulatory reserve for credit loss as of March 31, 2015 and December 31, 2014 is nil
Regulatory reserve for credit loss to be reserved (reversed) as of March 31, 2015 and December 31, 2014 is 204,975 million Won and (-)44,245 million Won, respectively
Planned provision (reversal) of regulatory reserve for credit loss as of March 31, 2015 and December 31, 2014 is 204,975 million Won and (-)44,245 million Won, respectively)	13,273,055	14,165,358
Non-controlling interests	115,595	109,924

Total equity	18,015,920	18,093,425

Total liabilities and equity	279,436,074	270,157,219

See notes to consolidated financial statements.

WOORI BANK AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE THREE MONTHS ENDED MARCH 31, 2015 AND 2014

	2015	2014
	(Korean Won in millions, except for per share data)
Interest income	2,203,370	2,282,351
Interest expense	(1,066,566)	(1,193,980)

Net interest income (Notes 34 and 45)	1,136,804	1,088,371
Fees and commissions income	415,605	396,438
Fees and commissions expense	(168,249)	(162,382)

Net fees and commissions income (Notes 35 and 45)	247,356	234,056
Dividend income (Note 36)	53,062	53,355
Net gain on financial instruments at fair value through profit or loss (Note 37)	37,614	2,151
Net loss on available-for-sale financial assets (Note 38)	(30,172)	(53,538)
Impairment losses due to credit loss (Notes 39 and 45)	(299,279)	(55,066)
General and administrative expenses (Note 40)	(727,007)	(685,195)
Other net operating expenses (Notes 40 and 45)	(121,082)	(157,425)

Operating income	297,296	426,709
Share of losses of joint ventures and associates (Notes 13 and 41)	(29,339)	(73,385)
Other net non-operating income (loss) (Note 41)	125,576	(12,663)

Non-operating income (loss)	96,237	(86,048)
Net income before income tax expense	393,533	340,661
Income tax expense (Note 42)	(93,582)	(79,803)

Net income from continuing operations	299,951	260,858
Net income from discontinued operations (Notes 47 and 48)	—	113,106

Net income
(Net income after the provision of regulatory reserve for credit loss for the three months ended March 31, 2015 and 2014 are 94,976 million Won and 350,807 million Won, respectively) (Note 32)	299,951	373,964

Remeasurement of the net defined benefit liability	(59,810)	(28,611)

Items that will not be reclassified to profit or loss	(59,810)	(28,611)
Gain on available-for-sale financial assets	64,143	16,004
Share of other comprehensive gain (loss) of joint ventures and associates	9,020	(2,063)
Gain (loss) on foreign currency translation of foreign operations	(14,311)	23,544
Loss on valuation of cash flow hedge	—	(5,233)

Items that may be reclassified to profit or loss	58,852	32,252
Other comprehensive income (loss), net of tax	(958)	3,641
Total comprehensive income (loss)	298,993	377,605

Net income attributable to:
Net income attributable to owners	290,781	322,777
Income from continuing operations	290,781	222,747
Income from discontinued operations	—	100,030
Net income attributable to non-controlling interests	9,170	51,187
Income from continuing operations	9,170	38,111
Income from discontinued operations	—	13,076
Total comprehensive income attributable to:
Comprehensive income attributable to owners	293,378	320,974
Comprehensive income attributable to non-controlling interests	5,615	56,631
Basic and diluted earnings from continuing and discontinued operations per share (In Korean Won) (Note 43)	373	391
Basic and diluted earnings from continuing operations per share (In Korean Won) (Note 43)	373	267

See notes to consolidated financial statements.

WOORI BANK AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE THREE MONTHS ENDED MARCH 31, 2015 AND 2014

	Capital stock	Hybrid securities	Capital surplus	Other equity	Retained earnings	Controlling interests	Non-controlling interests	Total equity
	(Korean Won in millions)
January 1, 2014	4,030,077	498,407	176,502	29,957	13,112,690	17,847,633	5,029,136	22,876,769
Net income	—	—	—	—	322,777	322,777	51,187	373,964
Dividends	—	—	—	—	—	—	(8,029)	(8,029)
Changes in capital surplus of consolidated subsidiaries	—	—	(23)	—	—	(23)	572	549
Disposal of consolidated subsidiaries	—	—	—	(1,747)	—	(1,747)	(189,535)	(191,282)
Gain on valuation of available-for-sale financial assets	—	—	—	11,908	—	11,908	4,096	16,004
Changes in equity of joint ventures and associates	—	—	—	(2,498)	—	(2,498)	435	(2,063)
Foreign currency translation of foreign operations	—	—	—	20,227	—	20,227	3,317	23,544
Cash flow hedge	—	—	—	(2,046)	—	(2,046)	(3,187)	(5,233)
Remeasurement of the net defined benefit liability	—	—	—	(29,394)	—	(29,394)	783	(28,611)
Changes in other equity	—	—	—	(106)	—	(106)	—	(106)
Dividends to hybrid securities	—	—	—	—	(7,297)	(7,297)	(45,619)	(52,916)
Redemption of hybrid securities in consolidated subsidiaries	—	—	—	—	(1)	(1)	(702,994)	(702,995)

March 31, 2014	4,030,077	498,407	176,479	26,301	13,428,169	18,159,433	4,140,162	22,299,595

January 1, 2015	3,381,392	2,538,823	291,066	(2,393,138)	14,165,358	17,983,501	109,924	18,093,425
Net income	—	—	—	—	290,781	290,781	9,170	299,951
Dividends	—	—	—	—	(336,635)	(336,635)	(11)	(336,646)
Issuance of capital stocks in consolidated subsidiaries	—	—	(111)	—	—	(111)	13	(98)
Gain on valuation of available-for-sale financial assets	—	—	—	63,800	—	63,800	343	64,143
Changes in equity of joint ventures and associates	—	—	—	9,020	—	9,020	—	9,020
Foreign currency translation of foreign operations	—	—	—	(10,413)	—	(10,413)	(3,898)	(14,311)
Remeasurement of the net defined benefit liability	—	—	—	(59,809)	—	(59,809)	(1)	(59,810)
Dividends to hybrid securities	—	—	—	—	(39,809)	(39,809)	—	(39,809)
Appreciation of other capital surplus	—	—	—	806,640	(806,640)	—	—	—
Changes in other equity	—	—	—	—	—	—	55	55

March 31, 2015	3,381,392	2,538,823	290,955	(1,583,900)	13,273,055	17,900,325	115,595	18,015,920

See notes to consolidated financial statements.

WOORI BANK AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE THREE MONTHS ENDED MARCH 31, 2015 AND 2014

	For the three months ended March 31
	2015	2014
	(Korean Won in millions)
Cash flows from operating activities:
Net income	299,951	373,964
Adjustments:
Income tax expense	93,582	133,298
Interest income	(2,203,370)	(3,022,294)
Interest expense	1,066,566	1,538,401
Dividend income	(53,062)	(72,782)

	(1,096,284)	(1,423,377)

Additions of expenses not involving cash outflows:
Impairment losses due to credit loss	299,279	116,320
Loss on available-for-sale financial assets	30,172	68,236
Share of losses of investments in joint ventures and associates	36,961	80,469
Loss on foreign exchange translation	—	21,875
Loss on transaction of derivatives / valuation of derivatives	4,535	11,251
Loss on fair value hedged items	52,125	16,080
Provisions	53,184	25,448
Retirement benefits	32,765	39,670
Depreciation and amortization	63,988	73,580
Loss on disposal of investments in joint ventures and associates	—	18
Loss on disposal of premises and equipment and other assets	622	904
Impairment loss on premises and equipment and other assets	65	843
Impairment loss on disposal group held for sale and disposal group held for distribution to owners	—	7,728

	573,696	462,422

Deduction of revenues not involving cash inflows:
Gain on valuation of financial instruments at fair value through profit or loss	15,022	11,596
Share of profits of investments in joint ventures and associates	7,622	8,456
Gain on foreign exchange translation	—	26,575
Gain on transaction of derivatives / valuation of derivatives	51,733	17,221
Gain on fair value hedged items	5,051	8,444
Reversal of provisions	203	433
Gain on disposal of investments in joint ventures and associates	—	1,476
Gain on disposal of premises and equipment and other assets	99	479
Reversal of impairment loss on premises and equipment and other assets	303	336
Reversal of impairment loss on disposal group held for sale and disposal group held for distribution to owners	—	259
Gain on disposal of assets held for sale	—	23,694

	80,033	98,969

Changes in operating assets and liabilities:
Financial instruments at fair value through profit or loss	168,405	1,686,678
Loans and receivables	(10,566,587)	1,977,286
Other assets	(90,533)	(59,375)
Deposits due to customers	2,207,080	1,849,798
Provision for guarantee and loan commitment	(32,987)	(81,054)
Net defined benefit liability	(87,602)	(26,452)
Other financial liabilities	5,974,785	702,397
Other liabilities	(44,292)	56,513

	(2,471,731)	6,105,791

(Continued)

WOORI BANK AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE THREE MONTHS ENDED MARCH 31, 2015 AND 2014 (CONTINUED)

	For the three months ended March 31
	2015	2014
	(Korean Won in millions)
Cash received from (paid for) operating activities:
Interest income received	2,265,507	3,032,491
Interest expense paid	(1,231,309)	(1,710,067)
Dividends received	42,525	36,299
Income tax paid	(63,040)	(98,342)

Net cash provided by (used in) operating activities	(1,760,718)	6,680,212

Cash flows from investing activities:
Cash in-flows from investing activities:
Net cash provided by disposal of subsidiaries (Note 47)	—	261,669
Disposal of available-for-sale financial assets	5,532,208	6,375,128
Redemption of held-to-maturity financial assets	1,865,710	1,275,440
Disposal of investments in joint ventures and associates	29,787	—
Disposal of premises and equipment	23,479	1,950
Disposal of intangible assets	1,236	1,236
Disposal of assets held for sale	3,711	702
Net decrease of derivatives for risk hedge	—	8,790

	7,456,131	7,924,915

Cash out-flows from investing activities:
Acquisition of Saudara Bank	38,551	—
Acquisition of available-for-sale financial assets	3,502,655	6,942,495
Acquisition of held-to-maturity financial assets	1,286,719	2,183,493
Acquisition of investments in joint ventures and associates	—	67,656
Acquisition of investment properties	—	10
Acquisition of premises and equipment	43,888	31,324
Acquisition of intangible assets	16,623	49,683
Net increase of derivatives for risk hedge	—	23

	4,888,436	9,274,684

Net cash provided by (used in) investing activities	2,567,695	(1,349,769)

Cash flows from financing activities:
Cash in-flows from financing activities:
Net increase in borrowings	1,527,704	—
Issuance of debentures	3,371,781	4,740,396

	4,899,485	4,740,396

Cash out-flows from financing activities:
Net decrease in borrowings	—	4,606,559
Repayment of debentures	4,506,477	4,093,408
Dividends paid on hybrid securities	22,721	7,350
Dividends paid on non-controlling hybrid securities	—	29,113
Redemption of non-controlling hybrid securities	—	702,994
Other decrease in non-controlling interests, net	—	8,029

	4,529,198	9,447,453

Net cash provided by (used in) financing activities	370,287	(4,707,057)

Net increase in cash and cash equivalents	1,177,264	623,386
Cash and cash equivalents, beginning of the period (Note 6)	5,962,861	6,472,459
Effects of exchange rate changes on cash and cash equivalents	(18,631)	54,477

Cash and cash equivalents, end of the period	7,121,494	7,150,322

See notes to consolidated financial statements

WOORI BANK AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2015 AND 2014

1.	GENERAL

(1)	Summary of the parent company

Woori Bank (hereinafter referred to the “Bank”), which is a controlling entity in accordance with Korean International Financial Reporting Standards (“K-IFRS”) 1110 – Consolidated Financial Statements, was established in 1899 and is engaged in the commercial banking business under the Banking Law, trust business under the Financial Investment Services and Capital Market Act, and foreign exchange business with approval from the Bank of Korea (“BOK”) and the Ministry of Finance and Economy (“MOFE”).

On June 24, 2002, Woori Finance Holdings Co., Ltd. listed its common shares on the Korea Exchange through public offering. In addition, on September 29, 2003, the holding company registered with the Securities and Exchange Commission in the United States of America and, on the same day, listed its American Depositary Shares on the New York Stock Exchange.

Previously, Woori Finance Holdings Co., Ltd., the former holding company of Woori Financial Group, established on March 27, 2001 held a 100% ownership of the Bank. Effective November 1, 2014, Woori Finance Holdings Co., Ltd. completed its merger (the “Merger”) with and into Woori Bank, its wholly-owned subsidiary, as contemplated by the merger agreement (the “Merger Agreement”) dated July 28, 2014, by and between Woori Finance Holdings and Woori Bank. Accordingly, the shares of the Bank, 597 million shares, prior to the merger, was reduced to nil in accordance with capital reduction procedure, and then, in accordance with the merger ratio, the Bank newly issued 676 million shares. As a result, as of March 31, 2015, the common stock of the Bank amounts, expressed in Korean Won (the “KRW” or “million Won”), to 3,381,392 million Won. As Woori Finance Holdings was merged into the Bank, the Bank, which is the existing company, succeeded such rights and obligations as a listed company on Korea Exchange and New York Stock Exchange.

As of March 31, 2015, Korea Deposit Insurance Corporation (“KDIC”), as the largest shareholder, held 345 million shares (51.04% ownership) of the Bank’s shares issued.

As a result of such merger, the Bank incorporated Woori Card Co., Ltd., Woori Investment Bank Co., Ltd., Woori FIS Co., Ltd., Woori Private Equity Co., Ltd., and Woori Finance Research Institute Co., Ltd. within its consolidation scope.

The head office of the Bank is located in 51, Sogong-ro, Jung Gu, Seoul, Korea. The Bank has 990 branches and offices in Korea, and 21 branches and offices overseas as of March 31, 2015.

(2)	The consolidated financial statements for Woori Bank and its subsidiaries (the “Group”) include the following subsidiaries:

		Percentage of ownership (%)		Location
Subsidiaries	Main business	March 31, 2015	December 31, 2014		Financial statements as of
Woori Bank:	Finance
Woori FIS Co., Ltd.	System software development & maintenance	100.0	100.0	Korea	March, 31
Woori Private Equity Co., Ltd.	Finance	100.0	100.0	Korea	March, 31
Woori Finance Research Institute	Other service business	100.0	100.0	Korea	March, 31
Woori Card Co., Ltd.	Finance	100.0	100.0	Korea	March, 31
Woori Credit Information Co., Ltd.	Credit information	100.0	100.0	Korea	March, 31
Woori America Bank	Finance	100.0	100.0	U.S.A	March, 31
Woori Global Market Asia Limited	”	100.0	100.0	Hongkong	March, 31
Woori Bank (China) Limited	”	100.0	100.0	China	March, 31
ZAO Woori Bank	”	100.0	100.0	Russia	March, 31
PT Bank Woori Saudara Indonesia 1906 Tbk	”	74.0	74.0	Indonesia	March, 31
Woori Brazil Bank	”	100.0	100.0	Brazil	March, 31
Korea BTL Infrastructure Fund	”	99.9	99.9	Korea	March, 31
Woori Fund Service Co., Ltd.	”	100.0	100.0	Korea	March, 31
Woori Finance Cambodia	”	100.0	100.0	Cambodia	March, 31
Kumho Trust First Co., Ltd. (*1)	Asset securitization	0.0	0.0	Korea	March, 31
Asiana Saigon Inc. (*1)	”	0.0	0.0	Korea	March, 31
An-Dong Raja First Co., Ltd. (*1)	”	0.0	0.0	Korea	March, 31
Consus Eighth Co., LLC (*1)	”	0.0	0.0	Korea	March, 31
KAMCO Value Recreation First Securitization Specialty Co., Ltd. (*1)	”	15.0	15.0	Korea	March, 31
Woori IB Global Bond Co., Ltd. (*3)	”	—	0.0	Korea	—
Hermes STX Co., Ltd. (*1)	”	0.0	0.0	Korea	March, 31
BWL First Co., LLC (*1)	”	0.0	0.0	Korea	March, 31
Woori Poongsan Co., Ltd. (*1)	”	0.0	0.0	Korea	March, 31
Pyeongtaek Ocean Sand Inc. (*1)	”	0.0	0.0	Korea	March, 31
Deogi Dream Fourth Co., Ltd. (*1)	”	0.0	0.0	Korea	March, 31
Jeonju Iwon Ltd. (*1)	”	0.0	0.0	Korea	March, 31
Wonju I one Inc. (*1)	”	0.0	0.0	Korea	March, 31
Newyear Eighth Co., Ltd. (*1)	”	0.0	0.0	Korea	March, 31

		Percentage of ownership (%)		Location
Subsidiaries	Main business	March 31, 2015	December 31, 2014		Financial statements as of
Jilrian First Co., Ltd. (*1)	”	0.0	0.0	Korea	March, 31
Heitz Third Co., Ltd. (*1)	”	0.0	0.0	Korea	March, 31
Principle Guaranteed Trust (*2)	Trust	0.0	0.0	Korea	March, 31
Principle and Interest Guaranteed Trust (*2)	”	0.0	0.0	Korea	March, 31
Woori Bank and Woori Private Equity Co., Ltd.:
Woori Private Equity Fund (*5)	Other financial business	31.9	31.9	Korea	March, 31
Woori Investment Bank Co., Ltd.	Other credit finance business	59.5	59.5	Korea	March, 31
Woori Private Equity Fund:
Woori EL Co., Ltd.	Other financial business	100.0	100.0	Korea	March, 31
Woori Bank and Woori Investment Bank:
Woori CS Ocean Bridge 15th and 38 beneficiary certificates for the rest (*4)	Beneficiary certificates	—	—	—	March, 31

(*1)	The entity is a structured entity for the purpose of asset securitization and included in the consolidation scope. Though the group is not majority shareholder, the Group 1) has the power over the investee, 2) is exposed, or has rights, to variable returns from its involvement with the investee, and 3) has the ability to use its power to affect its returns.
(*2)	The entity is a money trust under Financial Investment Services and Capital Markets Act and included in the consolidation scope. Though the Group is not a majority shareholder, the Group 1) has the power over the investee, 2) is exposed, or has rights, to variable returns from its involvement with the investee, and 3) has the ability to use its power to affect its returns.
(*3)	The entity is excluded from the scope of consolidation as the liquidation procedure was completed during the three months ended March 31, 2015.
(*4)	The entity is a structured entity for the purpose of securities investments and included in the consolidation scope, considering the Group 1) has the power over the investee, 2) is exposed, or has rights, to variable returns from its involvement with the investee, and 3) has the ability to use its power to affect its returns.
(*5)	The entity is included in the consolidation scope, for the Group, as a general partner, has controlling power.

(3)	As of March 31, 2015, and December 31, 2014, despite having more than a 50% ownership interest, the Group has not consolidated the following companies as the Group do not have the ability to control following subsidiaries:

	As of March 31, 2015
Subsidiaries	Location	Main business	Percentage of ownership (%)
Golden Bridge NHN Online Private Equity Investment (*)	Korea	Investment securities	60.0
Heungkuk High Class Private Equity Securities Investment Trust 377th (*)	Korea	Investment securities	51.3
Mirae Asset Maps Clean Water Private Equity Investment Trust 7th (*)	Korea	Investment securities	59.7
Kiwoom Yonsei Private Equity Investment Trust (*)	Korea	Investment securities	88.9

(*)	The Group owns the majority ownership interest in these structured entities, but has no power on the investees’ relevant activities. As results, it is deemed that the Bank has no power or control on the structured entities.

	As of December 31, 2014
Subsidiaries	Location	Main business	Percentage of ownership (%)
Golden Bridge NHN Online Private Equity Investment (*)	Korea	Investment securities	60.0
Heungkuk High Class Private Equity Securities Investment Trust 377th (*)	Korea	Investment securities	51.3

(*)	The Group owns the majority ownership interest in these structured entities, but has no power on the investees’ relevant activities. As results, it is deemed that the Bank has no power or control on the structured entities.

(4)	The summarized financial information before the elimination of intercompany transactions of the subsidiaries whose financial information were prepared under K-IFRS for the Group’s consolidated financial statements is as follows (Unit: Korean Won in millions):

	As of and for the three months ended March 31, 2015
	Assets	Liabilities	Operating revenue	Net income (loss) attributable to owners	Comprehensive income (loss) attributable to owners
Woori FIS	247,439	214,926	69,036	(2,396)	(2,396)
Woori Private Equity	85,040	41,511	801	559	678
Woori Finance Research Institute	3,883	531	1,089	138	138
Woori Card	5,756,443	4,522,986	325,739	42,385	44,598
Woori Investment Bank Co., Ltd.	1,099,051	955,338	27,326	3,582	3,379
Woori Credit Information	34,503	8,357	8,103	722	710
Woori America Bank	1,408,281	1,236,702	15,734	3,051	4,047
PT Bank Woori Saudara Indonesia 1906 Tbk	1,576,395	1,236,510	139,982	7,990	(5,369)
Woori Global Market Asia Limited	251,842	140,697	1,611	455	1,258
Woori Bank (China) Limited	3,929,641	3,450,448	84,556	3,497	6,348
ZAO Woori Bank	250,852	212,936	4,316	2,140	1,322
Woori Brazil Bank	174,858	147,047	5,077	613	(5,152)
Korea BTL Infrastructure Fund	678,910	253	8,528	7,611	7,611
Woori Fund Service	9,093	499	1,272	(50)	(50)
Woori Finance Cambodia	13,172	7,824	534	106	133
Money trust under the Trust Business Act	1,471,725	1,443,379	20,838	(161)	(161)
Structured entity for the securitization of financial assets	372,245	815,950	11,849	5,220	4,491
Security investments structured entity	3,759,362	1,010,664	34,724	(12,658)	6,440

	As of and for the year ended December 31, 2014
	Assets	Liabilities	Operating revenue	Net income (loss) attributable to owners	Comprehensive income (loss) attributable to owners
Woori FIS	246,580	211,671	289,485	(1,285)	(4,564)
Woori Private Equity	80,292	37,442	4,387	2,087	2,144
Woori Finance Research Institute	3,682	467	6,619	91	94
Woori Card	5,732,039	4,543,180	1,203,131	89,107	105,438
Woori Investment Bank Co., Ltd.	1,001,542	861,209	84,282	4,536	8,642
Woori Credit Information	33,500	6,049	32,412	2,198	2,082
Woori America Bank	1,338,415	1,170,884	49,945	5,587	12,641
PT Bank Woori Saudara Indonesia 1906 Tbk	1,735,356	1,390,103	85,851	14,563	17,589
Woori Global Market Asia Limited	274,132	164,246	6,319	759	5,345
Woori Bank (China) Limited	3,844,399	3,397,735	205,273	8,887	26,980
ZAO Woori Bank	254,716	218,122	12,982	4,418	(18,193)
Woori Brazil Bank	164,282	131,319	18,468	1,647	(1,090)
Korea BTL Infrastructure Fund	669,818	262	35,136	31,750	31,750
Woori Fund Service	9,070	426	4,895	(415)	(415)
Woori Finance Cambodia	11,930	6,716	1,790	266	615
Money trust under the Trust Business Act	1,452,201	1,423,694	64,736	603	603
Structured entity for the securitization of financial assets	434,845	882,984	34,734	(22,798)	(100,951)
Security investments structured entity	3,789,630	800,013	69,543	22,465	45,040

(5)	The financial support that the Group provides to consolidated structured entities is as follows:

•	Structured entity for the securitization of financial assets

The structured entity is established for the purpose of securitization of project financing loans, corporate bonds, and other financial assets. The Group is involved with the structured entity through providing with credit facility over asset-backed commercial papers issued by the entity, originating loans directly to the structured entity, or purchasing 100% of the subordinated debts issued by the structured entity.

•	Security investments structured entity

The structured entity is established for the purpose of investments in securities. The Group acquires beneficiary certificates through its contribution of fund to the structured entity, and it is exposed to the risk that it may not be able to recover its fund depending on the result of investment performance of asset managers of the structured entity.

•	Money trust under the Trust Business Act

The Group provides with financial guarantee of principal and interest or principal only to some of its trust products. Due to the financial guarantees, the Group may be obliged to supplement when the principal and interest or principal of the trust product sold is short of the guaranteed amount depending on the result of investment performance of the trust product.

(6)	The details of the limitations with regard to the transfer of assets or the redemption of liabilities within the Group are provided below.

Some subsidiaries are regulated by the rules of the jurisdictions, in which they were incorporated, with regard to funding or management of deposits. Also, there is the limitation that they must have pre-approval from their regulators in case of remittance of earnings to the Bank.

(7)	The Group has entered into various agreements with structured entities such as asset securitization vehicles, structured finance and investment funds, and monetary funds. Where it is determined in accordance with K-IFRS 1110 that the Group has no controlling power over such structured entities, the entities are not consolidated. The nature of interests, which the Group retains, and the risks, to which the Group is exposed, of the unconsolidated structured entities are as follows:

The interests to unconsolidated structured entities, which the Group retains, are classified to asset securitization vehicles, structured finance and investment fund, based on the nature and the purpose of the structured entities.

Asset securitization vehicle issues asset-backed securities and redeems the principal and interest or distributes dividends on asset-backed securities with profits from collecting cash flows or sale of securitized assets. The Group, as a secondary guarantor, provides purchase commitments for its asset-backed securities or guarantees to such asset securitization vehicle and recognizes commission income or interest incomes related to the commitment or guarantees. As therefore, the Group would be exposed to risks to purchases or pays back asset-backed securities issued by the vehicles when a primary guarantor fails to provide the financing asset securitization vehicles.

Structured finance includes investments in project financing on real estates, social overhead capital (“SOC”), infrastructure and shipping finance. They are formed as special purpose entity by funding through equity investments and loans from various investors. Investment decisions are made by the Group based on business outlook of such projects. In relation to such investments, the Group recognizes interest incomes on loans, gains or losses on valuation of equity investments or dividend income. The structured finance is secured by additional funding agreement, guarantee or credit facilities. However, the structured financing project would fail to return the capital of equity investments or principal of loans to the Group if it is discontinued or did not achieve business outcome.

Investment funds include trusts and private equity funds. A trust is formed by contributions from various investors, operated by a manager engaged to the trust and distributed proceeds from sales of investments to the investors. A private equity fund is established in order to acquire ownership interests in a portfolio company with exit strategy after implementing financial and operational restructuring of the company. The Group recognizes unrealized gains or losses on change in value of investments in proposition of ownership interests in investments. The Group would be exposed to risks of loss when the value of portfolio investment is decreased.

Total assets of the unconsolidated structured entities, the carrying value of the related items recorded, the maximum exposure to risks, and the loss recognized in conjunction with the unconsolidated structured entities as of and for the year ended March 31, 2015 and December 31, 2014 are as follows (Unit: Korean Won in millions):

	March 31, 2015
	Asset securitization vehicle	Structured finance	Investment funds
Total asset of the unconsolidated structured entities	9,062,086	39,843,314	6,630,482
Assets recognized in the consolidated financial statements related to the unconsolidated structured entities	594,794	2,508,740	854,488
Loans and receivables	159,989	2,318,682	—
Financial assets at fair value through profit or loss	212,953	—	—
Available-for-sale financial assets	—	153,734	541,510
Held-to-maturity financial assets	221,824	—	—
Investments in joint ventures and associates	—	—	312,978
Derivative assets	28	36,324	—
Liabilities recognized in the consolidated financial statements related to the unconsolidated structured entities	70,917	6,501	—
Other liabilities (including provisions)	70,917	6,501	—
The maximum exposure to risks	1,886,880	3,366,260	854,488
Investments	594,794	2,508,740	854,488
Purchase agreements	122,406	84,000	—
Credit facilities	1,169,680	758,365	—
Other agreements	—	15,155	—
Loss recognized on unconsolidated structured entities	—	3,089	14,949

	December 31, 2014
	Asset securitization vehicle	Structured finance	Investment funds
Total asset of the unconsolidated structured entities	8,701,441	39,770,040	7,174,629
Assets recognized in the consolidated financial statements related to the unconsolidated structured entities	613,105	2,484,397	926,993
Loans and receivables	185,946	2,293,115	—
Financial assets at fair value through profit or loss	190,303	—	—
Available-for-sale financial assets	—	153,606	586,035
Held-to-maturity financial assets	236,807	—	—
Investments in joint ventures and associates	—	—	340,958
Derivative assets	49	37,676	—
Liabilities recognized in the consolidated financial statements related to the unconsolidated structured entities	70,638	564	—
Other liabilities (including provisions)	70,638	564	—
The maximum exposure to risks	2,295,445	3,016,797	926,993
Investments	613,105	2,484,395	926,993
Purchase agreements	340,560	—	—
Credit facilities	1,341,780	470,590	—
Other agreements	—	61,812	—
Loss recognized on unconsolidated structured entities	—	6,661	36,961

(8)	Subsidiaries of which non-controlling interests are significant to the Group’s consolidated financial statements are as Unit: Korean Won in millions):

1)	Accumulated non-controlling interests at the end of the reporting period

	March 31, 2015	December 31, 2014
Woori Investment Bank	61,521	60,121
PT Bank Woori Saudara Indonesia 1906 Tbk	55,487	56,828

2)	Net income attributable to non-controlling interests

	For the three months ended March 31, 2015	For the three months ended March 31, 2014
Woori Investment & Securities (*)	—	5,623
Woori Investment Bank	1,484	1,256
PT Bank Woori Saudara Indonesia 1906 Tbk	2,076	—

(*)	The entity has been deconsolidated due to the Group’s disposal of the subsidiary during the year ended December 31, 2014.

3)	Dividends to non-controlling interests

	For the three months ended March 31, 2015	For the three months ended March 31, 2014
Woori Investment & Securities (*)	—	8,029

(*)	The entity has been deconsolidated due to the Group’s disposal of the subsidiary during the year ended December 31, 2014.

4)	Change of non-controlling interest due to merger

Indonesia Woori Bank, which was a subsidiary of the Bank, merged with Saudara Bank during the year ended December 31, 2014, and then changed its name into PT Bank Woori Saudara Indonesia 1906 Tbk. Due to the merger, the Bank’s ownership ratio of the company decreased from 95.2% to 74.0%. At the same time, the non-controlling interests increased by 49,134 million Won, and the increase was recognized as the decrease of equity attributable to the owner of the Bank (Note 51).

2.	SIGNIFICANT BASIS OF PREPARATION AND ACCOUNTING POLICIES

The Group’s consolidated financial statements are prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”) 1034, Interim Financial Reporting. It is necessary to use the annual financial statements for the year ended December 31, 2014 for understanding of the accompanying consolidated financial statements.

Unless stated below, the accounting policies have been applied consistently with the annual consolidated financial statements in order to prepare the accompanying consolidated financial statements for the year ended December 31, 2014.

1)	The Group has newly adopted the following amendment to K-IFRS that affected the Group’s accounting policies.

Amendments to K-IFRS 1019 – Employee Benefits

If the amount of the contributions is independent from the numbers of years of service, the Group is permitted to recognize such contributions as a reduction in the service cost in the period in which the related service is rendered. The adoption of the amendments has no significant impact on the consolidated financial statements.

Other than the amendment stated above, there are several annual improvements in the current period, but the application of the amendments has had no material effect on the Group’s consolidated financial statements.

2)	The Group has not applied the following K-IFRSs that have been issued but are not yet effective:

Amendments to K-IFRS 1016 – Property, plant and Equipment

The amendments to K-IFRS 1016 prohibit the Group from using a revenue-based depreciation method for items of property, plant and equipment. The amendments are effective for the annual periods beginning on or after January 1, 2016.

Amendments to K-IFRS 1038 – Intangible Assets

The amendments to K-IFRS 1038 rebuts presumption that revenue is not an appropriate basis for the amortization of an intangible assets, which the presumption can only be rebutted when the intangible asset expressed as a measure of revenue or when it can be demonstrated that revenue and consumption of the economic benefits of the intangible asset are highly correlated. The amendments are effective for the annual periods beginning on or after January 1, 2016.

Amendments to K-IFRS 1111 – Accounting for Acquisitions of Interests in Joint Operations

The amendments to K-IFRS 1111 provides guidance on how to account for the acquisition of joint operation that constitutes a business as defined in K-IFRS 1103 Business Combinations. A joint operator is also required to disclose the relevant information required by K-IFRS 1103 and other standards for business combinations. The amendments are effective for the annual periods beginning on or after January 1, 2016.

3.	SIGNIFICANT ACCOUNTING ESTIMATES AND ASSUMPTIONS

In the application of the Group’s accounting policies to the interim financial statements, management is required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. Actual results can differ from those estimates based on such definitions.

The significant judgments which management has made about the application of the Group’s accounting policies and key sources of uncertainty in estimate do not differ from those used in preparing the consolidated financial statements for the year ended December 31, 2014.

4.	RISK MANAGEMENT

The Group’s operating activity is exposed to various financial risks. The Group is required to analyze and assess the level of complex risks, and determine the permissible level of risks and manage such risks. The Group’s risk management procedures have been established to improve the quality of assets for holding or investment purposes by making decisions as how to avoid or mitigate risks through the identification of the source of the potential risks and their impact.

The Group has established an approach to manage the acceptable level of risks and reduce the excessive risks in financial instruments in order to maximize the profit given risks present, for which the Group has implemented processes for risk identification, assessment, control, and monitoring and reporting.

The risk is managed by the risk management department in accordance with the Group’s risk management policy. The Risk Management Committee makes decisions on the risk strategies such as the avoidance of concentration on capital at risk and the establishment of acceptable level of risk.

(1)	Credit risk

Credit risk represents the possibility of financial losses incurred when the counterparty fails to fulfill its contractual obligations. The goals of credit risk management are to maintain the Group’s credit risk exposure to a permissible degree and to optimize its rate of return considering such credit risk.

1)	Credit risk management

The Group considers the probability of failure in performing the obligation of its counterparties, credit exposure to the counterparty, the related default risk and the rate of default loss. The Group uses the credit rating model to assess the possibility of counterparty’s default risk; and when assessing the obligor’s credit grade, the Group utilizes credit grades derived using statistical methods.

In order to manage credit risk limit, the Group establishes the appropriate credit line per obligor, company or industry. It monitors obligor’s credit line, total exposures and loan portfolios when approving the loan.

The Group mitigates credit risk resulting from the obligor’s credit condition by using financial and physical collateral, guarantees, netting agreements and credit derivatives. The Group has adopted the entrapment method to mitigate its credit risk. Credit risk mitigation is reflected in qualifying financial collateral, trade receivables, guarantees, residential and commercial real estate and other collaterals. The Group regularly performs a revaluation of collateral reflecting such credit risk mitigation.

2)	Maximum exposure to credit risk

The Group’s maximum exposure to credit risk refers to net book value of financial assets net of allowances, which shows the uncertainties of maximum changes of net value of financial assets attributable to a particular risk without considering collateral and other credit enhancements obtained. However, the maximum exposure is the fair value amount (recorded on the books) for derivatives, maximum contractual obligation for payment guarantees and loan commitment for loan contracts.

The maximum exposure to credit risk is as follows (Unit: Korean Won in millions):

	March 31, 2015	December 31, 2014
Loans and receivables:
Korean treasury and government agencies	16,963,222	15,171,424
Banks	20,972,763	18,063,113
Corporates	89,195,690	86,476,378
Consumers	106,522,005	103,659,220

Sub-total	233,653,680	223,370,135

Financial assets at fair value through profit or loss (“FVTPL”):
Deposits indexed to gold prices	15,591	13,816
Debt securities held for trading	2,322,064	2,248,619
Derivative assets for trading	2,234,752	2,111,467

Sub-total	4,572,407	4,373,902

Available-for-sale (“AFS”) debt securities	14,378,423	13,929,502
Held-to-maturity (“HTM”) securities	12,465,266	13,044,448
Derivative assets for hedging	266,737	196,061
Off-balance sheet items :
Guarantees	17,199,554	18,027,919
Loan commitments	89,575,750	89,637,659

Sub-total	106,775,304	107,665,578

Total	372,111,817	362,579,626

a)	Credit risk exposure by geographical areas

The following tables analyze credit risk exposure by geographical areas (Unit: Korean Won in millions):

	March 31, 2015
	Korea	China	USA	UK	Japan	Others (*1)	Total
Loans and receivables	222,758,487	2,594,634	2,079,386	537,429	232,482	5,451,262	233,653,680
Financial assets at FVTPL (*2)	2,322,064	—	—	15,591	—	—	2,337,655
AFS debt securities	14,076,676	32,527	83,995	—	—	185,225	14,378,423
HTM securities	12,401,416	—	14,023	—	—	49,827	12,465,266
Off-balance sheet items	104,826,007	578,584	117,767	43,243	26,111	1,183,592	106,775,304

Total	356,384,650	3,205,745	2,295,171	596,263	258,593	6,869,906	369,610,328

	December 31, 2014
	Korea	China	USA	UK	Japan	Others (*1)	Total
Loans and receivables	212,449,592	2,816,702	2,077,362	529,898	231,580	5,265,001	223,370,135
Financial assets at FVTPL (*2)	2,248,619	—	—	13,816	—	—	2,262,435
AFS debt securities	13,630,602	21,713	83,817	—	—	193,370	13,929,502
HTM securities	12,988,233	—	20,578	—	—	35,637	13,044,448
Off-balance sheet items	105,379,926	810,798	109,327	30,682	22,116	1,312,729	107,665,578

Total	346,696,972	3,649,213	2,291,084	574,396	253,696	6,806,737	360,272,098

(*1)	Others consist of financial assets in Vietnam, Panama and European countries.
(*2)	Financial assets at FVTPL comprise gold banking assets and debt securities held for trading.

b)	Credit risk exposure by industries

The following tables analyze credit risk exposure by industries, which are service, manufacturing, finance and insurance, construction, individuals and others in accordance with the Korea Standard Industrial Classification Code (Unit: Korean Won in millions):

	March 31, 2015
	Service	Manufacturing	Finance and insurance	Construction	Individuals	Others	Total
Loans and receivables	47,397,438	35,983,928	37,369,794	5,348,890	99,286,538	8,267,092	233,653,680
Financial assets at FVTPL (*1)	8,046	—	1,180,601	6,036	—	1,142,972	2,337,655
AFS debt securities	849,186	35,269	9,675,858	21,373	—	3,796,737	14,378,423
HTM securities	1,759,822	—	6,538,941	472,209	—	3,694,294	12,465,266
Off-balance sheet items	18,980,273	29,217,759	18,423,994	5,533,456	28,670,234	5,949,588	106,775,304

Total	68,994,765	65,236,956	73,189,188	11,381,964	127,956,772	22,850,683	369,610,328

	December 31, 2014
	Service	Manufacturing	Finance and insurance	Construction	Individuals	Others	Total
Loans and receivables	46,360,779	34,440,991	33,001,223	4,934,866	95,561,400	9,070,876	223,370,135
Financial assets at FVTPL (*1)	—	—	1,173,672	6,025	—	1,082,738	2,262,435
AFS debt securities	908,885	86,239	8,496,984	10,000	—	4,427,394	13,929,502
HTM securities	1,802,707	—	7,011,702	473,133	—	3,756,906	13,044,448
Off-balance sheet items	18,327,049	35,325,448	14,611,613	5,822,769	27,890,865	5,687,834	107,665,578

Total	67,399,420	69,852,678	64,295,194	11,246,793	123,452,265	24,025,748	360,272,098

(*1)	Financial assets at FVTPL comprise gold banking assets and debt securities held-for trading.

3)	Credit risk of loans and receivables

The credit exposure of loans and receivables by customer and loan condition are as follows (Unit: Korean Won in millions):

	March 31, 2015
			Corporates
	Korean treasury and government agencies	Banks	General business	Small & medium sized enterprise	Project financing	Sub-total	Consumers	Total
Loans and receivables neither overdue nor impaired	16,967,376	20,982,105	49,124,940	31,106,025	7,386,223	87,617,188	105,157,508	230,724,177
Loans and receivables overdue but not impaired	—	—	69,116	199,224	—	268,340	1,221,616	1,489,956
Impaired loans and receivables	—	—	2,310,928	642,466	559,099	3,512,493	690,447	4,202,940

Gross loans and receivables	16,967,376	20,982,105	51,504,984	31,947,715	7,945,322	91,398,021	107,069,571	236,417,073

Allowance for credit losses	4,154	9,342	1,359,789	688,636	153,906	2,202,331	547,566	2,763,393

Total, net	16,963,222	20,972,763	50,145,195	31,259,079	7,791,416	89,195,690	106,522,005	233,653,680

	December 31, 2014
			Corporates
	Korean treasury and government agencies	Banks	General business	Small & medium sized enterprise	Project financing	Sub-total	Consumers	Total
Loans and receivables neither overdue nor impaired	15,175,161	18,073,440	47,346,422	30,217,255	7,070,507	84,634,184	102,348,847	220,231,632
Loans and receivables overdue but not impaired	—	—	59,501	116,155	44,230	219,886	1,130,426	1,350,312
Impaired loans and receivables	—	—	2,697,017	693,965	621,039	4,012,021	730,076	4,742,097

Gross loans and receivables	15,175,161	18,073,440	50,102,940	31,027,375	7,735,776	88,866,091	104,209,349	226,324,041

Allowance for credit losses	3,737	10,327	1,513,561	720,397	155,755	2,389,713	550,129	2,953,906

Total, net	15,171,424	18,063,113	48,589,379	30,306,978	7,580,021	86,476,378	103,659,220	223,370,135

a)	Credit quality of loans and receivables

The Group manages credit quality of its loans and receivables, (neither overdue nor impaired, net of allowance) through an internal rating system. Segregation of credit quality is as follows (Unit: Korean Won in millions):

	March 31, 2015
	Korean treasury and government agencies		Corporates
		Banks	General business	Small & medium sized enterprise	Project financing	Sub-total	Consumers	Total
Upper grade (*1)	16,963,222	20,972,763	35,787,733	13,352,285	4,437,820	53,577,838	100,283,051	191,796,874
Lower grade (*2)	—	—	12,992,987	17,418,319	2,879,491	33,290,797	4,686,168	37,976,965

Total	16,963,222	20,972,763	48,780,720	30,770,604	7,317,311	86,868,635	104,969,219	229,773,839

Value of collateral	—	403,976	17,039,828	24,041,961	3,903,809	44,985,598	86,064,833	131,454,407

	December 31, 2014
	Korean treasury and government agencies		Corporates
		Banks	General business	Small & medium sized enterprise	Project financing	Sub-total	Consumers	Total
Upper grade (*1)	15,171,424	18,063,113	33,452,114	11,982,008	4,395,653	49,829,775	97,539,727	180,604,039
Lower grade (*2)	—	—	13,543,336	17,878,446	2,626,124	34,047,906	4,630,874	38,678,780

Total	15,171,424	18,063,113	46,995,450	29,860,454	7,021,777	83,877,681	102,170,601	219,282,819

Value of collateral	814	378,858	16,429,701	23,260,308	3,862,733	43,552,742	81,571,671	125,504,085

(*1)	AAA~BBB for Corporates, and 1~6 level for Consumers
(*2)	BBB- ~C for Corporates, and 7~10 level for Consumers

Allowances for credit losses, for loans and receivables neither overdue nor impaired, amounting to 950,338 million Won and 948,813 million Won as of March 31, 2015 and as of December 31, 2014, respectively, which are deducted from the loans and receivables above.

b)	Aging analysis of loans and receivables

Aging analysis of loans and receivables (overdue but not impaired, net of allowance) is as follows (Unit: Korean Won in millions):

	March 31, 2015
Past due	Korean treasury and government agencies	Banks	Corporates				Consumers	Total
			General business	Small & medium sized enterprise	Project financing	Sub-total
Less than 30 days	—	—	60,782	119,821	—	180,603	993,212	1,173,815
30 to 60 days	—	—	4,126	34,276	—	38,402	106,535	144,937
60 to 90 days	—	—	357	21,219	—	21,576	59,486	81,062

Total	—	—	65,265	175,316	—	240,581	1,159,233	1,399,814

Value of collateral (*)	—	—	16,765	132,993	—	149,758	894,347	1,044,105

	December 31, 2014
Past due	Korean treasury and government agencies	Banks	Corporates					Total
			General business	Small & medium sized enterprise	Project financing	Sub-total	Consumers
Less than 30 days	—	—	54,282	87,404	31,385	173,071	940,488	1,113,559
30 to 60 days	—	—	2,748	15,359	—	18,107	91,111	109,218
60 to 90 days	—	—	753	4,583	—	5,336	47,784	53,120

Total	—	—	57,783	107,346	31,385	196,514	1,079,383	1,275,897

Value of collateral (*)	—	—	6,128	92,077	15,000	113,205	844,864	958,069

(*)	The collateral value held is the recoverable amount used when calculating allowance for credit losses.

Allowances for credit losses, for loans and receivables that are overdue but not impaired, amounting to 90,142 million Won and 74,415 million Won as of March 31, 2015 and December 31, 2014, respectively, which are deducted from the loans and receivables above.

c)	Impaired loans and receivables

Impaired loans and receivables, net of allowance are as follows (Unit: Korean Won in millions):

	March 31, 2015
	Korean treasury and government agencies	Banks	Corporates				Consumers	Total
			General business	Small & medium sized enterprise	Project financing	Sub-total
Impaired loans	—	—	1,299,210	313,159	474,105	2,086,474	393,553	2,480,027
Value of collateral (*)	—	—	1,010,107	376,271	330,439	1,716,817	343,404	2,060,221

	December 31, 2014
	Korean treasury and government agencies	Banks	Corporates				Consumers	Total
			General business	Small & medium sized enterprise	Project financing	Sub-total
Impaired loans	—	—	1,536,146	339,178	526,859	2,402,183	409,236	2,811,419
Value of collateral (*)	—	—	1,061,188	410,337	362,961	1,834,486	349,916	2,184,402

(*)	The collateral value held is recoverable amount used when calculating provision for credit losses.

Allowances for credit losses, for impaired loans and receivables amounting to 1,722,913 million Won and 1,930,678 million Won as of March 31, 2015 and December 31, 2014, respectively, are deducted from the impaired loans and receivables above.

4)	Credit quality of debt securities

The Group manages debt securities based on the external credit rating. Credit soundness of debt securities on the basis of External Credit Assessment Institution (ECAI)’s rating is as follows (Unit: Korean Won in millions):

	March 31, 2015
	Debt securities held for trading	AFS debt securities	HTM securities	Total
AAA	1,454,010	11,025,866	11,832,810	24,312,686
AA- ~ AA+	619,500	2,871,615	580,685	4,071,800
BBB- ~ A+	248,554	474,078	51,771	774,403
Below BBB-	—	6,864	—	6,864

Total	2,322,064	14,378,423	12,465,266	29,165,753

	December 31, 2014
	Debt securities held for trading	AFS debt securities	HTM securities	Total
AAA	1,697,680	11,016,048	12,968,971	25,682,699
AA- ~ AA+	309,540	2,495,817	37,964	2,843,321
BBB- ~ A+	241,399	410,755	37,513	689,667
Below BBB-	—	6,882	—	6,882

Total	2,248,619	13,929,502	13,044,448	29,222,569

(2)	Market risk

Market risk is the possible risk of loss arising from trading activities and non-trading activities in the volatility of market factors such as interest rates, stock prices and foreign exchange rates. Market risk occurs as a result of changes in the interest rates and foreign exchange rates for financial instruments that are not yet settled, and all contracts are exposed to a certain level of volatility according to changes in the interest rates, credit spreads, foreign exchange rates and the price of equity securities.

1)	Market risk management

For trading activities and non-trading activities, the Group avoids, bears, or mitigates risks by identifying the underlying source of the risks, measuring parameters and evaluating their appropriateness.

At the beginning of each year, the Risk Management Committee establishes a Value at Risk (“VaR”, maximum losses) limit, loss limit and risk capital limit by subsidiaries for its management purposes. The limit by investment desk/dealer is independently managed to the extent of the limit given to subsidiaries and the limit by investment and loss cut is managed by the risk management personnel with department.

The Group uses both a standard-based and an internal model-based approach to measure market risk. The standard-based approach is used to calculate individual market risk of owned capital while the internal model-based approach is used to calculate general capital market risk and it is used to measure internal risk management measure. For the trading activities, the Risk Management department measures the VaR limit by department, risk factor and loss limit on a daily basis and reports regularly to the Risk Management Committee.

2)	Sensitivity analysis of market risk

The Group performs the sensitivity analyses both for trading and for non-trading activities.

For the trading activities, the Group uses a VaR model which uses certain assumptions of possible fluctuations in market conditions and, by conducting simulations of gains and losses, estimates the maximum losses that may occur. A VaR model predicts based on statistics of possible losses on the portfolio at a certain period currently or in the future. It indicates the maximum expected loss with at least 99% credibility. In short, there exists a one percent possibility that the actual loss might exceed the predicted loss generated from the VaR calculation. The actual results are periodically monitored to examine the validity of the assumptions and variables and factors that are used in VaR calculations. However, this approach cannot prevent the loss when the market fluctuation exceeds expectation.

For the non-trading activities, interest rate Earning at Risk (“EaR”) and interest rate VaR, which is based on the simulations of the Net Interest Income (“NII”) and Net Present Value (“NPV”), are calculated for the Bank, and the risks for all other subsidiaries are measured and managed by the interest rate EaR and the interest rate VaR calculations based on the Bank for International Settlements (“BIS”) Framework.

NII is a profit based indicator for displaying profit changes in the short term due to short term interest changes. It will be estimated as subtracting interest expenses of liabilities from the interest income of assets. NPV is an indicator for displaying risks in economical view according to unfavorable changes related to interest rate. It will be estimated as subtracting the present value of liabilities from the present value of assets. EaR shows the maximum profit-loss amount, which indicates the maximum deduction amount caused by the unfavorable changes related to the interest rate of a certain period of time (i.e. 1 year). Interest rate VaR shows the potential maximum loss generated by the unfavorable changes during a certain period of time in the present or future.

a)	Trading activities

The minimum, maximum and average VaR for the three months ended March 31, 2015 and the year ended December 31, 2014, respectively, and the VaR as of March 31, 2015 and December 31, 2014, respectively, are as follows (Unit: Korean Won in millions):

	As of March 31, 2015	For the three months ended March 31, 2015			As of December 31, 2014	For the year ended December 31, 2014
		Average	Maximum	Minimum		Average	Maximum	Minimum
Interest rate	2,541	1,955	2,573	1,211	1,403	1,982	14,948	1,029
Stock price	1,298	1,498	2,471	781	977	1,199	1,835	494
Foreign currencies	3,471	3,955	4,847	3,471	2,834	2,940	4,051	1,998
Commodity price	37	48	122	5	174	76	244	2
Diversification	(2,855)	(2,928)	(4,641)	(1,255)	(2,277)	(2,557)	(6,562)	(1,108)

Total VaR	4,492	4,528	5,372	4,213	3,111	3,640	14,516	2,415

b)	Non-trading activities

The NII and NPV are calculated for the assets and liabilities owned by the Bank, respectively, by using the simulation method. The scenario responding to interest rate (“IR”) changes are as follows (Unit: Korean Won in millions):

	March 31, 2015		December 31, 2014
	NII	NPV	NII	NPV
Base case	4,133,337	20,311,228	4,066,282	20,834,907
Base case (Prepay)	4,141,454	19,049,126	4,069,926	20,031,483
IR 100bp up	4,462,013	19,640,891	4,399,344	20,556,629
IR 100bp down	3,790,969	21,040,279	3,738,667	21,118,466
IR 200bp up	4,790,690	19,025,572	4,732,405	20,287,594
IR 200bp down	3,307,731	21,833,764	3,355,164	21,403,671
IR 300bp up	5,119,366	18,460,485	5,065,465	20,029,447
IR 300bp down	2,432,834	22,707,555	2,562,087	21,689,568

The interest EaR and VaR are calculated based on the BIS Framework of the all other subsidiaries excluding the Bank are as follows (Unit: Korean Won in millions):

March 31, 2015		December 31, 2014
EaR	VaR	EaR	VaR
159,105	47,456	137,081	80,800

The Group estimates and manages risks related to changes in interest rate due to the difference in the sensitivity of interest-yielding assets and the sensitivity of liabilities. Cash flows of principal amounts and interests from interest bearing assets and liabilities by maturity date are as follows (Unit: Korean Won in millions):

	March 31, 2015
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	5 years ~	Total
Asset:
Loans and receivables	132,177,081	33,616,055	8,029,594	9,437,240	47,509,948	27,700,554	258,470,472
AFS financial assets	1,962,720	2,222,455	2,309,903	801,985	6,686,251	852,102	14,835,416
HTM financial assets	1,500,852	1,312,615	985,403	947,024	8,255,106	112,616	13,113,616

Total	135,640,653	37,151,125	11,324,900	11,186,249	62,241,305	28,665,272	286,419,504

Liability:
Deposits due to customers	90,257,376	25,499,589	28,579,498	18,756,577	27,763,666	155,135	191,011,841
Borrowings	11,921,409	1,781,152	963,288	1,788,029	2,304,977	728,576	19,487,431
Debentures	2,373,880	2,104,883	2,890,771	2,911,051	9,939,770	5,238,380	25,458,735

Total	104,552,665	29,385,624	32,433,557	23,455,657	40,008,413	6,122,091	235,958,007

	December 31, 2014
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	5 years ~	Total
Asset:
Loans and receivables	124,874,333	37,039,170	7,644,952	7,923,544	45,827,482	26,316,111	249,625,592
AFS financial assets	1,486,603	2,187,500	2,457,467	3,545,923	7,014,968	811,079	17,503,540
HTM financial assets	2,194,485	853,864	1,032,432	981,567	8,560,364	124,025	13,746,737

Total	128,555,421	40,080,534	11,134,851	12,451,034	61,402,814	27,251,215	280,875,869

Liability:
Deposits due to customers	85,886,222	29,642,605	20,375,470	23,367,861	29,589,229	173,233	189,034,620
Borrowings	9,940,465	1,815,735	596,439	1,175,954	3,536,640	603,054	17,668,287
Debentures	3,589,060	2,321,152	2,104,165	2,872,430	10,876,612	4,923,245	26,686,664

Total	99,415,747	33,779,492	23,076,074	27,416,245	44,002,481	5,699,532	233,389,571

3)	Currency risk

Currency risk arises from monetary financial instruments denominated in foreign currencies other than the functional currency. Therefore, no currency risk arises from non-monetary items or financial instruments denominated in the functional currency.

Financial instruments in foreign currencies exposed to currency risk are as follows (Unit: USD in millions, JPY in millions, CNY in millions, EUR in millions, and Korean Won in millions):

	March 31, 2015
	USD		JPY		CNY		EUR		Others	Total
	Foreign currency	Won equivalent	Foreign currency	Won equivalent	Foreign currency	Won equivalent	Foreign currency	Won equivalent	Won equivalent	Won equivalent
Asset:
Loans and receivables	23,322	25,770,775	145,859	1,342,278	21,152	3,764,355	1,266	1,515,438	3,267,683	35,660,529
Financial assets at FVTPL	179	197,984	161	1,481	—	16	—	251	774	200,506
AFS financial assets	309	340,971	244	2,248	181	32,178	1	934	121,690	498,021
HTM financial assets	13	14,188	—	—	—	—	—	—	49,663	63,851

Total	23,823	26,323,918	146,264	1,346,007	21,333	3,796,549	1,267	1,516,623	3,439,810	36,422,907

	March 31, 2015
	USD		JPY		CNY		EUR		Others	Total
	Foreign currency	Won equivalent	Foreign currency	Won equivalent	Foreign currency	Won equivalent	Foreign currency	Won equivalent	Won equivalent	Won equivalent
Liability:
Financial liabilities at FVTPL	253	279,994	604	5,560	—	12	5	6,312	8,274	300,152
Deposits due to customer	9,308	10,285,583	93,378	859,321	14,508	2,582,023	419	501,561	1,573,450	15,801,938
Borrowings	7,664	8,471,748	36,224	333,353	537	95,491	438	523,820	118,626	9,543,038
Debentures	3,982	4,399,610	9,355	86,091	900	160,173	—	—	545,702	5,191,576
Other financial liabilities	2,829	3,125,717	7,136	65,666	4,255	757,187	151	180,387	1,142,586	5,271,543

Total	24,036	26,562,652	146,697	1,349,991	20,200	3,594,886	1,013	1,212,080	3,388,638	36,108,247

Off-balance sheet items	10,786	11,918,976	41,127	378,475	676	120,350	558	667,676	675,318	13,760,795

	December 31, 2014
	USD		JPY		CNY		EUR		Others	Total
	Foreign currency	Won equivalent	Foreign currency	Won equivalent	Foreign currency	Won equivalent	Foreign currency	Won equivalent	Won equivalent	Won equivalent
Asset:
Loans and receivables	21,863	24,031,428	164,658	1,515,086	16,335	2,888,248	952	1,272,156	2,785,998	32,492,916
Financial assets at FVTPL	196	215,576	160	1,475	—	—	—	275	56	217,382
AFS financial assets	195	214,465	244	2,247	121	21,371	1	1,043	122,595	361,721
HTM financial assets	19	20,743	—	—	—	—	—	—	35,472	56,215

Total	22,273	24,482,212	165,062	1,518,808	16,456	2,909,619	953	1,273,474	2,944,121	33,128,234

	December 31, 2014
	USD		JPY		CNY		EUR		Others	Total
	Foreign currency	Won equivalent	Foreign currency	Won equivalent	Foreign currency	Won equivalent	Foreign currency	Won equivalent	Won equivalent	Won equivalent
Liability:
Financial liabilities at FVTPL	232	255,315	788	7,252	—	36	1	971	6,451	270,025
Deposits due to customer	7,794	8,567,409	94,684	871,225	13,466	2,380,898	318	424,483	1,658,974	13,902,989
Borrowings	7,705	8,469,325	46,689	429,608	195	34,436	360	481,645	76,036	9,491,050
Debentures	4,405	4,842,111	33,564	308,832	200	35,362	—	—	631,284	5,817,589
Other financial liabilities	1,745	1,917,992	9,231	84,941	400	70,804	227	303,942	950,020	3,327,699

Total	21,881	24,052,152	184,956	1,701,858	14,261	2,521,536	906	1,211,041	3,322,765	32,809,352

Off-balance sheet items	12,076	13,273,813	53,436	491,683	2,592	458,228	808	1,079,887	2,140,306	17,443,917

(3)	Liquidity risk

Liquidity risk refers to the risk that the Group may encounter difficulties in meeting obligations from its financial liabilities.

1)	Liquidity risk management

Liquidity risk management is to prevent potential cash shortages as a result of mismatching the use of funds (assets) and sources of funds (liabilities) or unexpected cash outflows. Of the financial liabilities on the consolidated statements of financial position, financial liabilities in relation to liquidity risk become the objects of liquidity risk management. Derivatives are excluded from those financial liabilities as they reflect expected cash flows for a pre-determined period.

Assets and liabilities are grouped by account under Asset Liability Management (“ALM”) in accordance with the characteristics of the account. The Group manages liquidity risk by identifying the maturity gap and such gap ratio through various cash flows analysis (i.e. based on remaining maturity and contract period, etc.), while maintaining the gap ratio at or below the target limit.

2)	Maturity analysis of non-derivative financial liabilities

a)	Cash flows of principals and interests by remaining contractual maturities of non-derivative financial liabilities are as follows (Unit: Korean Won in millions):

	March 31, 2015
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	5 years~	Total
Financial liabilities at FVTPL	616,322	64,184	1,944	13,171	115,943	—	811,564
Deposits due to customers	111,365,290	20,624,923	25,704,892	25,695,403	7,623,161	3,823,194	194,836,863
Borrowings	9,444,762	2,185,265	1,300,676	2,387,211	3,367,549	729,637	19,526,100
Debentures	2,373,628	2,105,460	2,890,667	2,910,470	9,939,996	5,238,450	25,458,671
Other financial liabilities	11,179,201	27,929	3,948	4,559	48,524	3,323,813	14,587,974

Total	135,090,203	25,077,761	29,902,127	31,010,814	21,096,173	13,115,094	255,221,172

	December 31, 2014
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	5 years~	Total
Financial liabilities at FVTPL	365,980	2,856	64,530	1,877	116,809	—	552,052
Deposits due to customers	110,179,135	23,846,554	17,005,409	30,637,932	7,137,817	4,073,163	192,880,010
Borrowings	8,200,116	2,789,746	686,701	1,498,409	3,905,808	605,249	17,686,029
Debentures	3,533,865	2,321,678	2,104,813	2,872,429	10,931,818	4,923,280	26,687,883
Other financial liabilities	8,214,891	23,563	4,269	3,637	18,824	3,042,910	11,308,094

Total	130,493,987	28,984,397	19,865,722	35,014,284	22,111,076	12,644,602	249,114,068

b)	Cash flows of principals and interests by expected maturities of non-derivative financial liabilities are as follows (Unit: Korean Won in millions):

	March 31, 2015
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	5 years ~	Total
Financial liabilities at FVTPL	616,322	64,184	1,944	13,171	115,943	—	811,564
Deposits due to customers	120,943,780	23,355,058	23,997,118	17,395,691	5,237,956	3,370,541	194,300,144
Borrowings	9,556,541	2,184,744	1,300,412	2,387,211	3,367,549	729,637	19,526,094
Debentures	2,373,628	2,105,460	2,890,667	2,910,470	9,939,996	5,238,450	25,458,671
Other financial liabilities	11,179,201	27,929	3,948	4,559	48,524	3,323,813	14,587,974

Total	144,669,472	27,737,375	28,194,089	22,711,102	18,709,968	12,662,441	254,684,447

	December 31, 2014
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	5 years ~	Total
Financial liabilities at FVTPL	365,980	2,856	64,530	1,877	116,809	—	552,052
Deposits due to customers	120,225,687	26,494,101	15,745,613	21,902,361	5,179,702	2,765,755	192,313,219
Borrowings	8,201,615	2,789,664	685,516	1,498,159	3,905,808	605,249	17,686,011
Debentures	3,533,865	2,321,678	2,104,813	2,872,429	10,931,818	4,923,280	26,687,883
Other financial liabilities	8,214,891	23,563	4,269	3,637	18,824	3,042,910	11,308,094

Total	140,542,038	31,631,862	18,604,741	26,278,463	20,152,961	11,337,194	248,547,259

3)	Maturity analysis of derivative financial liabilities is as follows (Unit: Korean Won in millions):

Derivatives held for trading purpose are not managed in accordance with their contractual maturity, but the Group holds such financial instruments with the purpose of disposing or redemption before their maturity. As such, those derivatives are incorporated as “Within 3months” in the table below. The cash flow from derivatives held for hedge purpose is estimated at the amount after the offset of the cash inflow and outflow.

The cash flow by the maturity of derivative financial liabilities as of March 31, 2015 and December 31, 2014 as follow:

	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	5 years ~	Total
March 31, 2015	2,253,499	364	244	665	1,186	—	2,255,958
December 31, 2014	2,138,589	602	407	170	87	—	2,139,855

4)	Maturity analysis of off-balance accounts

The Group provides guarantees on behalf of customers. A financial guarantee represents an irrevocable undertaking that the Group will meet a customer’s obligations to third parties if the customer fails to do so. Under a loan commitment, the Group agrees to make funds available to a customer in the future. Loan commitments which are usually for a specified term may be unconditionally cancellable or may persist, provided all conditions in the loan facility are satisfied or waived. Commitments to lend include commercial standby facilities and credit lines, liquidity facilities to commercial paper conduits and utilized overdraft facilities. Guarantees and loan commitments like guarantees for debenture issuance and guarantees for loans which are financial guarantee provided by the Group have expiration dates. However, under the terms of the guarantees and loan commitments, funds are provided upon demand by the counterparty. Details of off-balance accounts are as follows (Unit: Korea Won in millions):

	March 31, 2015	December 31, 2014
Guarantees	17,199,554	18,027,919
Loan commitments	89,575,750	89,637,659

(4)	Operational risk

The Group defines the operational risk that could cause a negative effect on capital resulting from inadequate internal process, labor work and systematic problem or external factors.

1)	Operational risk management

The Group has been running the operational risk management system under Basel II. The Bank developed advanced measurement approached to quantify required capital for operational risk. This system is used for reinforcement in foreign competitions, reducing the amount of risk capitals, managing the risk, and precaution for any unexpected occasions. This system has been tested by the independent third party, and this system approved by the Financial Supervisory Service.

2)	Operational risk measurement

To quantify required capital for operational risk, the Group applies Advanced Measurement Approaches (AMA) using of internal loss data, business environment and internal control factors (BEICFs), and scenario analysis (SBA). For the operational risk management for its subsidiaries, the Group adopted the Basic Indicator Approach.

(5)	Capital management

The Group complies with the standard of capital adequacy provided by financial regulatory authorities. The capital adequacy ratio is based on Basel III of Basel Committee on Banking Supervision and Basel III was applied from the end of December, 2013. The capital adequacy ratio is calculated by dividing own capital by asset (weighted with a risk premium – risk weighted assets) based on the consolidated financial statements of the Group.

According to the above regulations, the Group is required to meet the following new minimum requirements: 4.5% Common Equity Tier 1 ratio, 6.0% Tier 1 capital ratio, and 8.0% total capital ratio as of March 31, 2015 and December 31, 2014. The details are as following (Unit: Korean won in millions):

	March 31, 2015	December 31, 2014
Tier 1 capital	13,008,662	13,111,803
Other Tier 1 capital	2,223,292	2,534,622
Tier 2 capital	4,850,274	5,211,287

Total risk-adjusted capital	20,082,228	20,857,712

Risk-weighted assets for credit risk	137,815,121	135,697,864
Risk-weighted assets for market risk	2,715,828	1,666,819
Risk-weighted assets for operational risk	8,923,526	8,958,341

Total risk-weighted assets	149,454,476	146,323,024

Common Equity Tier 1 ratio	8.70%	8.96%
Tier 1 capital ratio	10.19%	10.69%

Total capital ratio	13.44%	14.25%

5.	OPERATING SEGMENTS

In evaluating the results of the Group and allocating resources, the Group’s Chief Operation Decision Maker (the “CODM”) utilizes the information per types of customers. This financial information of the segments is regularly reviewed by the CODM to make decisions about resources to be allocated to each segment and evaluate its performance.

(1)	Segment by types of customers

The Group’s reporting segments comprise the following customers: consumer banking, corporate banking, investment banking, capital market, and headquarters and others. The reportable segments are classified based on the target customers for whom the service is being provided. Meanwhile, during the year ended at December 31, 2014, the spin-off of Kyongnam Bank and Kwangju Bank was completed and the disposals of Woori Investment & Securities Co., Ltd, Woori Financial, Woori F&I, Woori Asset Management, and Woori Savings Bank were closed in accordance with the progress of the privatization of Woori Finance Holdings Co., Ltd. Accordingly, the composition of operating segments has changed, and the Group restated the comparative operating segment information as of December 31, 2014 and for the three months ended March 31, 2014.

•	Consumer banking: Loans/deposits and financial services for consumer, etc.

•	Corporate banking: Loans/deposits and export/import, financial services for corporations, etc.

•	Investment banking: Domestic/foreign investment, structured finance, M&A, Equity & fund investment related business, venture advisory related tasks, real estate SOC development practices, etc.

•	Capital market: Fund management, investment securities and derivatives business, etc.; and

•	Headquarter and others: Segments that are not belong to above operating segments

1)	The details of assets and liabilities by each segment are as follows (Unit: Korean Won in millions):

	March 31, 2015
	Consumer banking	Corporate banking	Investment banking	Capital market	Headquarter & others	Sub-total	Inter-segment transaction	Total
Assets	86,319,325	102,315,796	6,280,095	9,390,415	79,815,629	284,121,260	(4,685,186)	279,436,074
Liabilities	50,267,436	149,155,622	133,767	8,240,993	51,642,994	259,440,812	1,979,342	261,420,154

	December 31, 2014
	Consumer banking	Corporate banking	Investment banking	Capital market	Headquarter & others	Sub-total	Inter-segment transaction	Total
Assets	83,582,893	96,644,808	6,411,016	6,076,739	82,415,399	275,130,855	(4,973,636)	270,157,219
Liabilities	47,625,472	145,999,344	136,603	4,957,708	51,283,487	250,002,614	2,061,180	252,063,794

2)	The details of operating income by each segment are as follows (Unit: Korean Won in millions):

	For the three months ended March 31, 2015
	Consumer banking	Corporate banking	Investment banking	Capital market	Headquarter & others	Sub-total	Inter- segment transaction	Total
Net Interest income	317,808	400,124	(7,972)	10,717	267,805	988,482	148,322	1,136,804
Interest income	724,255	837,985	31,869	5,303	521,700	2,121,112	82,258	2,203,370
Interest expense	(341,366)	(484,994)	(5)	(24)	(306,241)	(1,132,630)	66,064	(1,066,566)
Inter-segment	(65,081)	47,133	(39,836)	5,438	52,346	—	—	—
Net non-interest income	133,276	128,476	37,943	6,582	112,070	418,347	(217,922)	200,425
Non-interest income	231,621	124,923	90,088	1,086,954	864,444	2,398,030	(108,193)	2,289,837
Non-interest expense	(103,430)	(4,980)	(52,145)	(1,080,372)	(738,756)	(1,979,683)	(109,729)	(2,089,412)
Inter-segment	5,085	8,533	—	—	(13,618)	—	—	—
Other expense	(449,498)	(462,080)	7,235	(5,717)	(230,356)	(1,140,416)	100,483	(1,039,933)
Administrative expense	(426,153)	(207,749)	(2,551)	(3,475)	(155,658)	(795,586)	68,578	(727,008)
Impairment losses due to credit loss and others	(23,345)	(254,331)	9,786	(2,242)	(74,698)	(344,830)	31,905	(312,925)
Operating income	1,586	66,520	37,206	11,582	149,519	266,413	30,883	297,296
Non-operating income	(6,942)	(1,241)	15,603	24	119,929	127,373	(31,136)	96,237
Net income before income tax expense	(5,356)	65,279	52,809	11,606	269,448	393,786	(253)	393,533
Income tax expense	1,295	(13,009)	(12,780)	(2,809)	(66,281)	(93,584)	2	(93,582)
Net income	(4,061)	52,270	40,029	8,797	203,167	300,202	(251)	299,951

	For the three months ended March 31, 2014
	Consumer banking	Corporate banking	Investment banking	Capital market	Headquarter & others	Sub-total	Inter- segment transaction	Total
Net Interest income	360,104	435,208	7,085	12,021	169,796	984,214	104,157	1,088,371
Interest income	750,678	910,221	54,640	39,757	480,085	2,235,381	46,970	2,282,351
Interest expense	(400,998)	(546,186)	(6)	(29,055)	(274,922)	(1,251,167)	57,187	(1,193,980)
Inter-segment	10,424	71,173	(47,549)	1,319	(35,367)	—	—	—
Net non-interest income	125,254	103,502	22,867	6,951	39,041	297,615	(244,001)	53,614
Non-interest income	154,008	105,073	99,256	755,298	863,504	1,977,139	(91,406)	1,885,733
Non-interest expense	(33,922)	(8,525)	(76,389)	(748,347)	(812,341)	(1,679,524)	(152,595)	(1,832,119)
Inter-segment	5,168	6,954	—	—	(12,122)	—	—	—
Other expense	(409,349)	(159,165)	2,048	(15,879)	(221,899)	(804,244)	88,968	(715,276)
Administrative expense	(395,011)	(189,016)	(2,491)	(3,854)	(155,028)	(745,400)	60,205	(685,195)
Impairment losses due to credit loss and others	(14,338)	29,851	4,539	(12,025)	(66,871)	(58,844)	28,763	(30,081)
Operating income	76,009	379,545	32,000	3,093	(13,062)	477,585	(50,876)	426,709
Non-operating income	(17,079)	(991)	11,609	34,375	443,465	471,379	(557,427)	(86,048)
Net income before income tax expense	58,930	378,554	43,609	37,468	430,403	948,964	(608,303)	340,661
Income tax expense	(14,261)	(91,610)	(10,554)	(9,067)	(104,157)	(229,649)	149,846	(79,803)
Net income from continuing operations	44,669	286,944	33,055	28,401	326,246	719,315	(458,457)	260,858

(2)	Information on products and services

The products of the Group are classified as interest-bearing products such as loans, deposits and debt securities and non-interest bearing products such as loan commitment, credit commitment, equity securities, and credit card service. This classification of products has been reflected in the segment information presenting interest income and non-interest income.

(3)	Information on geographical areas

Of the Group’s revenue (interest income and non-interest income) from services, revenue from the domestic customers for the three months ended March 31, 2015 and 2014 amounted to 4,194,858 million Won and 5,742,766 million Won, respectively, and revenue from the foreign customers amounted to 298,349 million Won and 272,336 million Won, respectively (the amount for the three months ended March 31, 2014 is as of before reflecting the profit and losses that are reclassified to the discontinued operations). Of the Group’s non-current assets (investments in joint ventures and associates, investment properties, premises and equipment and intangible assets), non-current assets attributed to domestic subsidiaries as of March 31, 2015 and December 31, 2014 are 3,760,501 million Won and 3,591,351 million Won, respectively, and foreign subsidiaries are 206,859 million Won and 211,465 million Won, respectively.

6.	CASH AND CASH EQUIVALENTS

(1)	Details of cash and cash equivalents are as follows (Unit: Korean Won in millions):

	March 31, 2015	December 31, 2014
Cash and checks	3,740,502	2,597,984
Foreign currencies	616,020	585,728
Demand deposits	1,855,213	2,017,798
Fixed deposits	909,759	761,351

Total	7,121,494	5,962,861

(2)	Significant transactions not involving cash inflows and outflows are as follows (Unit: Korean Won in millions):

	For the three months ended March 31, 2015	For the three months ended March 31, 2014
Changes in other comprehensive income due to valuation of AFS financial assets	64,143	16,004
Changes in other comprehensive income (loss) of investment in associates	9,020	(2,063)
Changes in other comprehensive income (loss) of overseas business translation	(14,311)	23,544
Changes in other comprehensive loss due to remeasurement of the net defined benefit liability	(59,810)	(28,611)
Changes in investments in associates due to equity swap and others	74,481	53,511
Changes in unpaid dividends of hybrid equity securities	17,088	16,518
Changes in unpaid dividends	336,636	—
Changes in payables due to intangible assets	165,496	—

7.	FINANCIAL ASSETS AT FVTPL

(1)	Financial assets at FVTPL consist of as follows (Unit: Korean Won in millions):

	March 31, 2015	December 31, 2014
Financial assets held for trading	4,757,420	4,536,918
Financial assets designated at FVTPL	11,805	17,262

Total	4,769,225	4,554,180

(2)	Financial assets held for trading are as follows (Unit: Korean Won in millions):

	March 31, 2015	December 31, 2014
Deposits:
Deposits indexed to gold prices	15,591	13,816
Securities:
Debt securities
Korean treasury and government agencies	747,049	668,886
Financial institutions	927,159	927,121
Corporates	627,856	620,312
Equity securities	117,627	99,988
Beneficiary certificates	48,684	48,291
CMA securities	20,000	32,300
Others	18,702	14,737

Sub-total	2,507,077	2,411,635

Derivatives assets	2,234,752	2,111,467

Total	4,757,420	4,536,918

(3)	Financial assets designated at FVTPL are as follows (Unit: Korean Won in millions):

	March 31, 2015	December 31, 2014
Equity-linked securities	—	6,066
Equity securities	11,805	11,196

Total	11,805	17,262

8.	AFS FINANCIAL ASSETS

AFS financial assets are as follows (Unit: Korean Won in millions):

	March 31, 2015	December 31, 2014
Debt securities:
Korean treasury and government agencies	2,959,258	3,171,580
Financial institutions	6,963,473	6,731,461
Corporates	2,781,313	2,827,250
Asset-backed securities	162,112	157,741
Foreign currency bonds	435,189	298,900
Sub-total	13,301,345	13,186,932
Equity securities	1,405,101	1,421,374
Beneficiary certificates	944,630	3,452,611
Loaned securities	1,020,642	686,096
Others	54,991	63,832

Total	16,726,709	18,810,845

9.	HTM FINANCIAL ASSETS

HTM financial assets are as follows (Unit: Korean Won in millions):

	March 31, 2015	December 31, 2014
Korean treasury and government agencies	3,263,699	4,128,344
Financial institutions	4,689,366	4,389,592
Corporates	4,448,350	4,470,297
Foreign currency bonds	63,851	56,215

Total	12,465,266	13,044,448

10.	LOANS AND RECEIVABLES

(1)	Loans and receivables are as follows (Unit: Korean Won in millions):

	March 31, 2015	December 31, 2014
Due from banks	11,207,755	11,100,572
Loans	212,233,850	204,818,820
Other receivables	10,212,075	7,450,743

Total	233,653,680	223,370,135

(2)	Due from banks are as follows (Unit: Korean Won in millions):

	March 31, 2015	December 31, 2014
Due from banks in local currency:
Due from the Bank of Korea	9,348,596	9,120,180
Due from depository banks	1,579	1,000
Due from non-depository	26,690	277,337
Due from the Korea Exchange	1,494	1,580
Others	185,008	182,750
Allowance for credit losses	(2,362)	(2,305)

Sub-total	9,561,005	9,580,542

Due from banks in foreign currencies:
Due from banks on demand	633,608	312,022
Due from banks on time	525,246	712,972
Others	490,133	497,454
Allowance for credit losses	(2,237)	(2,418)

Sub-total	1,646,750	1,520,030

Total	11,207,755	11,100,572

(3)	Details of restricted due from banks are as follows (Unit: Korean Won in millions):

Financial institution	Counterparty	March 31, 2015	Reason of restriction
Due from banks in local currency:
Due from the Bank of Korea	The Bank of Korea	9,348,596	Reserve deposits on BOK Act
Others	NH Investment & Securities Co., Ltd. and others	185,008	Treasury stock trust contracts and others

		9,533,604

Due from banks in foreign currencies:
Due from banks on demand	The Bank of Korea and others	628,858	Reserve deposits on BOK Act and others
Others	Central Bank of Bangladesh and others	188,200	Reserve deposits for Capital and others

		817,058

		10,350,662

Financial institution	Counterparty	December 31, 2014	Reason of restriction
Due from banks in local currency:
Due from the Bank of Korea	The Bank of Korea	9,120,180	Reserve deposits on BOK Act
Others	NH Investment & Securities Co., Ltd. and others	182,750	Treasury stock trust contracts and others

		9,302,930

Due from banks in foreign currencies:
Due from banks on demand	The Bank of Korea and others	296,447	Reserve deposits on BOK Act and others
Others	The Central Bank of China and others	469,974	Reserve deposits and others

		766,421

		10,069,351

(4)	Loans are as follows (Unit: Korean Won in millions):

	March 31, 2015	December 31, 2014
Loans in local currency	172,439,367	167,261,592
Loans in foreign currencies	12,917,664	11,281,016
Domestic banker’s letter of credit	5,167,215	5,712,049
Credit card accounts	5,165,975	5,113,684
Bills bought in foreign currencies	5,731,212	5,552,421
Bills bought in local currency	303,376	258,707
Factoring receivables	213,469	92,205
Advances for customers on guarantees	78,914	52,619
Privately placed bonds	312,745	346,284
Loans to be converted to equity securities	498	498
Securitized loans	246,224	295,506
Call loans	4,779,885	4,174,735
Bonds purchased under resale agreements	6,879,758	6,891,629
Others	44,363	44,378
Loan origination costs and fees	385,731	367,898
Present value discount	(3,554)	(16,913)
Allowance for credit losses	(2,428,992)	(2,609,488)

Total	212,233,850	204,818,820

(5)	Other loan and receivables are as follows (Unit: Korean Won in millions):

	March 31, 2015	December 31, 2014
CMA accounts	191,000	186,000
Receivables	7,852,914	4,662,557
Accrued income	844,423	885,141
Telex and telephone subscription rights and refundable deposits	1,104,090	1,075,068
Other debtors	549,450	981,672
Allowance for credit losses	(329,802)	(339,695)

Total	10,212,075	7,450,743

(6)	Changes in allowance for credit losses on loans and receivables are as follows (Unit: Korean Won in millions):

	For the three months ended March 31, 2015
	Consumers	Corporates	Credit card	Others	Total
Beginning balance	(326,435)	(2,128,090)	(129,117)	(370,264)	(2,953,906)
Net reversal of provision (net provision)	(36,088)	(203,569)	(37,325)	16,168	(260,814)
Recoveries of written-off loans	(6,820)	(45,322)	(7,554)	—	(59,696)
Charge-off	40,147	278,847	43,228	76	362,298
Sales of loans and receivables	1,288	42,028	—	600	43,916
Unwinding effect	3,376	26,996	—	—	30,372
Others	261	64,322	—	9,854	74,437

Ending balance	(324,271)	(1,964,788)	(130,768)	(343,566)	(2,763,393)

	For the three months ended March 31, 2014
	Consumers	Corporates	Credit card	Others	Total
Beginning balance	(295,904)	(2,792,558)	(105,613)	(453,557)	(3,647,632)
Net reversal of provision (net provision)	(27,215)	(73,232)	(58,563)	6,937	(152,073)
Recoveries of written-off loans	(6,187)	(29,620)	(6,236)	—	(42,043)
Charge-off	28,562	204,850	37,328	385	271,125
Sales of loans and receivables	1,747	29,818	—	713	32,278
Unwinding effect	5,469	35,278	108	229	41,084
Others	(4,221)	(11,766)	(7)	92,297	76,303

Ending balance	(297,749)	(2,637,230)	(132,983)	(352,996)	(3,420,958)

11.	THE FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

(1)	The fair value hierarchy

The fair value hierarchy is determined by the levels of judgment involved in estimating fair values of financial assets and liabilities. The specific financial instruments characteristics and market condition such as volume of transactions and transparency are reflected to the market observable inputs. The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities. The Group maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value of its financial assets and financial liabilities. Fair value is measured based on the perspective of a market participant. As such, even when market assumptions are not readily available, the Group’s own assumptions reflect those that market participants would use for measuring the assets or liabilities at the measurement date.

The fair value measurement is described in the one of the following three levels used to classify fair value measurements:

•	Level 1—fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities. The types of financial assets or liabilities generally included in Level 1 are publicly traded equity securities, derivatives, and debt securities issued by governmental bodies.

•	Level 2— fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. prices) or indirectly (i.e. derived from prices). The types of financial assets or liabilities generally included in Level 2 are debt securities not traded in active markets and derivatives traded in OTC but not required significant judgment.

•	Level 3— fair value measurements are those derived from valuation technique that include inputs for the asset or liability that are not based on observable market data (unobservable inputs). The types of financial assets or liabilities generally included in Level 3 are non-public securities and derivatives and debt securities of which valuation techniques require significant judgments and subjectivity.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Group’s assessment of the significance of a particular input to a fair value measurement in its entirety requires judgment and consideration of inherent factors of the asset or liability.

(2)	Fair value hierarchy of financial assets and liabilities measured at fair value are as follows (Unit: Korean Won in millions):

	March 31, 2015
	Fair value in active market (Level 1) (*1)	Observable market data (Level 2) (*1)	Other valuation technique (Level 3) (*2)	Total
Financial assets:
Financial assets held for trading
Deposits	15,591	—	—	15,591
Debt securities	602,203	1,699,861	—	2,302,064
Equity securities	117,627	—	—	117,627
Beneficiary certificates	—	48,684	—	48,684
CMA securities	—	20,000	—	20,000
Loaned securities	18,702	—	—	18,702
Derivative assets	783	2,171,205	62,764	2,234,752

Sub-total	754,906	3,939,750	62,764	4,757,420

Financial assets designed at FVTPL
Equity securities	660	—	11,145	11,805

AFS financial assets
Debt securities	2,511,302	10,790,043	—	13,301,345
Equity securities	360,447	—	1,044,654	1,405,101
Beneficiary certificates	—	600,014	344,616	944,630
Loaned securities	845,248	175,394	—	1,020,642
Others	—	49,572	5,419	54,991

Sub-total	3,716,997	11,615,023	1,394,689	16,726,709

Derivative assets	—	258,153	8,584	266,737

Total	4,472,563	15,812,926	1,477,182	21,762,671

Financial liabilities:
Financial liabilities held for trading
Deposits	15,598	—	—	15,598
Derivative liabilities	12,677	2,186,690	55,526	2,254,893

Sub-total	28,275	2,186,690	55,526	2,270,491

Financial liabilities designated at FVTPL
Equity-linked securities	—	323	612,598	612,921
Debentures	—	160,370	—	160,370

Sub-total	—	160,693	612,598	773,291

Derivative liability	—	1,064	—	1,064

Total	28,275	2,348,447	668,124	3,044,846

	December 31, 2014
	Fair value in active market (Level 1) (*1)	Observable market data (Level 2) (*1)	Other valuation technique (Level 3) (*2)	Total
Financial assets:
Financial assets held for trading
Deposits	13,816	—	—	13,816
Debt securities	587,593	1,628,726	—	2,216,319
Equity securities	99,988	—	—	99,988
Beneficiary certificates	—	48,291	—	48,291
CMA securities	—	32,300	—	32,300
Loaned securities	14,737	—	—	14,737
Derivative assets	56	2,062,137	49,274	2,111,467

Sub-total	716,190	3,771,454	49,274	4,536,918

Financial assets designed at FVTPL
Equity-linked securities	—	—	6,066	6,066
Equity securities	629	—	10,567	11,196

Sub-total	629	—	16,633	17,262

AFS financial assets
Debt securities	2,731,782	10,455,150	—	13,186,932
Equity securities	389,456	—	1,031,918	1,421,374
Beneficiary certificates	—	3,096,917	355,694	3,452,611
Loaned securities	475,748	210,348	—	686,096
Others	—	49,591	14,241	63,832

Sub-total	3,596,986	13,812,006	1,401,853	18,810,845

Derivative assets	—	184,115	11,946	196,061

Total	4,313,805	17,767,575	1,479,706	23,561,086

Financial liabilities:
Financial liabilities held for trading
Deposits	13,927	—	—	13,927
Derivative liabilities	5,819	2,092,325	41,711	2,139,855

Sub-total	19,746	2,092,325	41,711	2,153,782

Financial liabilities designated at FVTPL
Equity-linked securities	—	315	361,993	362,308
Debentures	—	159,264	—	159,264

Sub-total	—	159,579	361,993	521,572

Total	19,746	2,251,904	403,704	2,675,354

(*1)	There is no transferred between level 1 and level 2 of financial assets and liabilities measured at fair value. The Group recognizes transfers between the levels at the end of reporting period within which events or conditions change.
(*2)	Certain AFS unquoted equity securities were measured at cost as of March 31, 2015 and December 31, 2014, that are amounting to 55,714 million Won and 41,022 million Won, respectively. These unquoted equity instruments mostly represent minority investments in special purposed entity vehicles such as asset securitization structures. They are measured at cost because (a) observable inputs of financial information to measure fair value was not available to obtain, or (b) there is a significant variance in likely estimated cash flows or (c) the probabilities for the various estimated cash flows could not be measured reliably. In addition, there were no indicators of impairments in these investments and the Group has no intention to dispose these investments in the foreseeable future.

Certain financial assets are carried at cost, even though under K-IFRS it is required to be remeasured at their fair value, since they do not have quoted market prices in an active market and cannot be measured reliably at fair value. The carrying amount of the financial assets which have been disposed during the three months ended March 31, 2015 is 6,406 million Won and related gain from the disposals is 1,509 million Won.

Financial assets and liabilities designated at FVTPL, held-for-trading financial assets and liabilities, AFS financial assets, and derivative assets and liabilities are recognized at fair value. Fair value is the amount that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date.

Financial instruments are measured at fair value using a quoted market price in active markets. If there is no active market for a financial instrument, the Group determines the fair value using alternative assumptions and developing fair value measurement methods. Alternative assumptions and fair value measurement methods for each type of financial instruments are as follows:

	Fair value measurement methods	Alternative assumptions
Debt securities	The fair value is measured by discounting the projected cash flows of debt securities by applying the market discount rate that has been applied to a proxy company that has similar credit rating to the issuers of the securities	Risk-free market rate, credit spread

Equity securities	Among DCF (Discounted Cash Flow) Model, FCFE (Free Cash Flow to Equity) Model, Comparable Company Analysis, Dividend Discount Model, Risk-adjusted Rate of Return Method, and Net Asset Value Method, more than one method is used given the characteristic of the subject of fair value measurement.	Risk-free market rate, Market Risk Premium, Beta

Derivatives Product

The in-house developed model which is based on the models that are used by market participants in the valuation of general OTC derivative products, such as options, interest rate swaps, and currency swap that are based on inputs observable in the market.

However, for some complicated financial instruments of which valuation should be based on some assumptions since some significant or all inputs to be used in the model are not observable in the market, the in-house derived model which is developed from the general valuation models, such as Finite Difference Method (“FDM”) or Monte Carlo Simulation.

Risk-free market rate, Forward Rate, Volatility, Foreign Exchange Rate, Stock Prices, etc.

Financial Instruments linked to stock prices or derivatives	The fair value of security linked to stock prices or derivatives is measured by the models such as DCF model, FDM, or Monte Carlo Simulation given the natures of the securities or underlying assets.	Values of underlying assets, Risk-free market rate, Market rate, Dividend and convenience yield, Correlation, Volatility, Credit spread, and Foreign Exchange rate

Debenture	The fair value is measured by discounting the projected cash flows of a debenture by applying the market discount rate that is reflecting credit rating of the Group.	Risk-free market rate, Forward rate

Valuation methods of financial assets and liabilities measured at fair value and classified into Level 3 and significant but unobservable inputs are as follows:

	Fair value measurement technique	Input variable	Range	Impact of changes in significant unobservable inputs on fair value measurement
Derivative Assets	Option valuation model and others	Correlation	-1~1	Volatility of fair value increases as correlation increases
		Historical variability	0%~70%	Volatility of fair value increases as historical variability increase
		Credit risk adjustment ratio	0%~100%	Fair value decreases as credit risk adjustment ratio increases
Derivative Liabilities	Option valuation model and others	Correlation	-1~1	Volatility of fair value increases as correlation increase
		Historical variability	0%~70%	Volatility of fair value increase due to historical variability increase
Compound financial instruments	Monte Carlo Simulation and others	Correlation	-1~1

Compound financial instrument’s fair value increases as both of historical variability and correlation increase

When correlation decreases, however, despite of increase of historical variability, the fair value of compound financial instrument may decrease

		Historical variability	0%~70%
Equity securities	External appraisal value and others	Expected growth rate	0%~1%	Fair value increases as expected growth rate increases

Fair value of financial assets and liabilities classified into level 3 is measured by the Group using its own valuation techniques or using external specialists. Unobservable inputs used in the fair value measurements are produced by the internal system of the Group and the appropriateness of inputs is reviewed regularly.

(3)	Changes in financial assets and liabilities classified into level 3 are as follows (Unit: Korean Won in millions):

	For the three months ended March 31, 2015
	January 1, 2015	Net Income (loss) (*1)	Other comprehensive income (loss)	Purchases/ Issuances	Disposals/ Settlements	Transfer to or out of level 3 (*4)	March 31, 2015
Financial assets:
Financial assets held for trading:
Derivative assets (*2)	49,274	27,794	—	(110)	(14,030)	(164)	62,764

Financial assets designed at FVTPL:
Equity-linked securities	6,066	—	—	—	(6,066)	—	—
Equity securities	10,567	578	—	—	—	—	11,145

Sub-total	16,633	578	—	—	(6,066)	—	11,145

AFS financial assets:
Equity securities (*3)	1,031,918	(20,651)	5,034	34,765	(9,071)	2,659	1,044,654
Beneficiary certificates	355,694	288	(15,886)	52,215	(47,695)	—	344,616
Others	14,241	(7,063)	1,481	—	(3,240)	—	5,419

Sub-total	1,401,853	(27,426)	(9,371)	86,980	(60,006)	2,659	1,394,689

Derivative assets	11,946	2,458	—	—	(5,820)	—	8,584

Total	1,479,706	3,404	(9,371)	86,870	(85,922)	2,495	1,477,182

	For the three months ended March 31, 2015
	January 1, 2015	Net Income (loss) (*1)	Other comprehensive income (loss)	Purchases/ Issuances	Disposals/ Settlements	Transfer to or out of level 3 (*4)	March 31, 2015
Financial liabilities:
Financial liabilities held for trading:
Derivative liabilities (*2)	41,711	13,316	—	2,606	(1,900)	(207)	55,526
Financial liabilities designated at FVTPL:
Equity-linked securities	361,993	15,666	—	320,301	(85,362)	—	612,598

Total	403,704	28,982	—	322,907	(87,262)	(207)	668,124

(*1)	The loss amounting to 52,667 million Won for the three months ended March 31 2015, which is from financial assets and liabilities that the Group holds, has been recognized in net gain (loss) on financial instruments at FVTPL and net gain (loss) on AFS financial assets in the comprehensive income statements.
(*2)	As the variables used for the valuation of equity related derivatives were observable in the market, such derivatives were transferred into level 2 from level 3.
(*3)	AFS financial assets were transferred out of level 1 to level 3 upon the change of the fair value measurement method of the assets by using quoted prices in the active market from previously using the external valuation specialists.
(*4)	The Group recognizes transfers between levels at the end of reporting period within which events have occurred or conditions have changed.

	For the three months ended March 31, 2014
	January 1, 2014	Net Income (loss) (*1)	Other comprehensive income (loss)	Purchases/ Issuances	Disposals/ Settlements	Transfer to or out of level 3 (*5)	March 31, 2014
Financial assets:
Financial assets held for trading:
Derivative assets	307,782	7,754	—	9,928	(35,550)	—	289,914
Others	6,185	(724)	—	—	(4,433)	—	1,028

Sub-total	313,967	7,030	—	9,928	(39,983)	—	290,942

Financial assets designed at FVTPL:
Equity-linked securities	408,120	(349)	—	324,204	(82,468)	—	649,507
Debt securities	2,676	13	—	—	(1,147)	—	1,542
Equity securities	10,579	(539)	—	—	—	—	10,040

Sub-total	421,375	(875)	—	324,204	(83,615)	—	661,089

AFS financial assets:
Debt securities (*2)	9,050	(6,048)	—	—	—	1,825	4,827
Equity securities (*3)	1,843,889	(76,918)	(9,346)	25,079	(41,367)	16,786	1,758,123
Beneficiary certificates (*2)	562,941	14,735	(13,747)	8,222	(46,892)	(1,935)	523,324
Others (*2)	102,914	(2,440)	(1,402)	12,898	—	(70,000)	41,970

Sub-total	2,518,794	(70,671)	(24,495)	46,199	(88,259)	(53,324)	2,328,244

Derivative assets	14,608	(3,003)	—	—	—	—	11,605

Total	3,268,744	(67,519)	(24,495)	380,331	(211,857)	(53,324)	3,291,880

Financial liabilities:
Financial liabilities held for trading:
Derivative liabilities	253,419	(8,047)	—	1,410	(39,856)	—	206,926
Financial liabilities designated at FVTPL:
Equity-linked securities (*4)	5,587,261	32,385	—	1,997,707	(782,477)	(88,044)	6,746,832
Derivative liabilities	—	97	4,050	—	—	—	4,147

Total	5,840,680	24,435	4,050	1,999,117	(822,333)	(88,044)	6,957,905

(*1)	The loss amounting to 141,236 million Won for the three months ended March 31 2014, which is from financial assets and liabilities that the Group holds, has been recognized in net gain (loss) on financial instruments at FVTPL and net gain (loss) on AFS financial assets in the comprehensive income statements.
(*2)	AFS financial assets were transferred from level 2 into level 3 or vice versa upon the changes in the degree of subjectivity and uncertainty used to measure fair values, such as using quoted price in inactive market or values from external valuation specialists, for the AFS financial assets.

(*3)	AFS financial assets were transferred out of level 1 to level 3 upon the change of the fair value measurement method of the assets by using quoted prices in the active market from previously using the external valuation specialists.
(*4)	Since the observable market data for equity-linked securities has been available, such securities were transferred out of level 3 to level 2.
(*5)	The Group recognizes transfers between levels at the end of reporting period within which events have occurred or conditions have changed.

(4)	Sensitivity analysis on the unobservable inputs used for measuring level 3 financial instruments

The sensitivity analysis of the financial instruments has been performed by classifying with favorable and unfavorable changes based on how changes in unobservable assumptions would have effects on the fluctuations of financial instruments’ value. When the fair value of a financial instrument is affected by more than one unobservable assumption, the below table reflects the most favorable or the most unfavorable changes which resulted from varying the assumptions individually. The sensitivity analysis was performed for two types of level 3 financial instruments: (1) interest rate related derivatives, currency related derivatives, equity related derivatives, and equity-linked securities of which fair value changes are recognized as net income; (2) equity securities and beneficiary certificates of which fair value changes are recognized as other comprehensive income. Equity securities classified as level 3 but measured at costs are excluded from sensitivity analysis.

The following table presents the sensitivity analysis which is based on reasonable estimates to explain the effect of reasonably possible alternative assumptions on the fair value of a level 3 financial instruments as of March 31, 2015 and December 31, 2014. (Unit: Korean Won in millions):

	As of March 31, 2015				As of December 31, 2014
	Net income (loss)		Other comprehensive income (loss)		Net income (loss)		Other comprehensive income (loss)
	Favorable	Unfavorable	Favorable	Unfavorable	Favorable	Unfavorable	Favorable	Unfavorable
Financial assets:
Financial assets held for trading
Derivative assets (*1)(*2)	12,879	(5,967)	—	—	14,093	(6,471)	—	—
AFS Financial Assets
Equity securities (*3)	—	—	65,490	(34,653)	—	—	80,085	(39,055)
Beneficiary certificates (*4)	—	—	3,462	(4,457)	—	—	3,430	(3,243)
Others (*4)	—	—	105	(104)	—	—	6,823	(2,858)

Total	12,879	(5,967)	69,057	(39,214)	14,093	(6,471)	90,338	(45,156)

Financial liabilities:
Financial liabilities held for trading
Derivative liabilities (*1)(*2)	7,512	(6,515)	—	—	7,939	(7,222)	—	—
Financial liabilities designated at FVTPL
Equity-linked securities (*1)	2,158	(2,185)	—	—	1,497	(1,483)	—	—

Total	9,670	(8,700)	—	—	9,436	(9,205)	—	—

(*1)	Fair value changes of equity related derivatives assets and liabilities and equity-linked securities are calculated by increasing or decreasing historical fluctuation rate of stock price and correlation, which are major unobservable variables, by 10%, respectively. In the case of interest rate and currency related derivative assets and liabilities, fair value changes are calculated by increasing or decreasing volatility of interest rate and credit risk adjustment ratio, which are major unobservable variables, by 10%, respectively.
(*2)	Both derivative assets and liabilities for held for trading and hedging are included.
(*3)	Fair value changes of equity securities are calculated by increasing or decreasing growth rate (0~1%) and discount rate or liquidation value (-1~1%) and discount rate. The growth rate, discount rate, and liquidation value are major unobservable variables.
(*4)	Fair value changes of beneficiary certificates and other securities are calculated by increasing or decreasing price fluctuation of trust property or real estate which is underlying assets and discount rate by 1%. The price fluctuation of trust property and discount rate are major unobservable variables.

(5)	Fair value and carrying amount of financial assets and liabilities that are recorded at amortized cost are as follows (Unit: Korean Won in millions):

	As of March 31, 2015
	Fair value				Book
	Level 1	Level 2	Level 3	Total	value
Financial assets:
Held-to-maturity financial assets	1,317,904	11,423,216	—	12,741,120	12,465,266
Loans and receivables	—	—	236,866,801	236,866,801	233,653,680
Financial liabilities:
Deposits due to customers	—	191,055,309	—	191,055,309	190,728,967
Borrowings	—	19,335,354	—	19,335,354	19,233,515
Debentures	—	24,078,278	—	24,078,278	23,699,421
Other financial liabilities	—	23,199,778	—	23,199,778	23,202,566

	As of December 31, 2014
	Fair value				Book
	Level 1	Level 2	Level 3	Total	value
Financial assets:
Held-to-maturity financial assets	1,902,558	11,365,202	—	13,267,760	13,044,448
Loans and receivables	—	—	225,284,372	225,284,372	223,370,135
Financial liabilities:
Deposits due to customers	—	188,673,796	—	188,673,796	188,516,465
Borrowings	—	17,772,085	—	17,772,085	17,707,595
Debentures	—	24,976,056	—	24,976,056	24,795,904
Other financial liabilities	—	16,889,129	—	16,889,129	16,889,687

The fair values of financial instruments are measured using quoted market price in active markets. In case there is no active market for financial instruments, the Group determines the fair value using alternative assumptions through developing fair value measurement methods. Alternative assumptions and fair value measurement methods for financial assets and liabilities that are measured at amortized costs are given as follows:

	Fair value measurement methods	Alternative assumptions
Debt securities	The fair value is measured by discounting the projected cash flows of debt securities by applying the market discount rate that has been applied to a proxy company that has similar credit rating to the issuers of the securities	Risk-free market rate, Credit spread

Loans and receivables	The fair value is measured by discounting the projected cash flows of loan products by applying the market discount rate that has been applied to a proxy company that has similar credit rating to the debtor.	Risk-free market rate, Credit spread, Prepayment-rate

Deposit due to customers, Borrowings, and Debentures	The fair value is measured by discounting the projected cash flows of debt products by applying the market discount rate that is reflecting credit rating of the Group.	Risk-free market rate, Forward rate

12.	DERECOGNITION AND OFFSET OF FINANCIAL INSTRUMENTS

(1)	Derecognition of financial assets

1)	The book value, fair value of, and maximum exposure to loss from the financial assets that were derecognized from the consolidated financial statements of the Group through disposals, but the Group still have continuous involvements are given as follows (Unit: Korean Won in millions):

	March 31, 2015
	Type of continuous involvement	Book value of continuous participation	Fair value of continuous participation	Maximum exposure to loss
Conditional disposal of loans to KAMCO (*)	Post settlement	—	—	701

	December 31, 2014
	Type of continuous involvement	Book value of continuous participation	Fair value of continuous participation	Maximum exposure to loss
Conditional disposal of loans to KAMCO (*)	Post settlement	—	—	709

(*)	Korea Asset Management Corporation (“KAMCO”) is still in the process of collecting cash flows related to the transferred assets and the maximum exposure to loss represents the carrying amounts of the assets at the date when they were transferred to KAMCO. Under previous K-GAAP, the Group derecognized the transferred assets although the Group retains and continues to retain substantially all such risks and rewards and according to the transition exemptions in IFRS 1101, the Group did not reassess the derecognition criteria for these transfers.

2)	Transferred financial assets that are not derecognized in their entirety

a)	Disposal of securities under repurchase agreement

The financial instruments that were disposed but the Group agreed to repurchase at the fixed amounts at the same time, so that they did not meet the conditions of derecognition, are as follows (Unit: Korean Won in millions):

		March 31, 2015	December 31, 2014
Transferred property	Financial assets at FVTPL	—	9,851
	AFS financial assets	982,326	926,796
	HTM financial assets	269,513	650,937

	Total	1,251,839	1,587,584

Related liabilities	Disposal of securities under repurchase agreements	1,152,226	1,196,237

b)	Loaned securities

When the Group loans its securities to outside parties, the legal ownerships of the securities are transferred, however, they should be returned at the end of lending period therefore the Group does not derecognize them from the consolidated financial statements as it owns majority of risks and benefits from the securities continuously regardless of the transfer of legal ownership. The carrying amounts of loaned securities are as follows (Unit: Korean Won in millions):

		March 31, 2015	December 31, 2014	Loaned to
Financial assets at FVTPL	Equity securities- listed stock	18,702	14,737	Samsung Securities Co., Ltd. and others
AFS financial assets	Korean treasury and government agencies bonds	1,020,642	686,096	Korea Securities Depository and others

	Total	1,039,344	700,833

The details of the transferred financial assets that are not derecognized in their entirety, such as disposal of securities under repurchase agreement or loaned securities, are explained in Note 18.

(2)	The offset of financial assets and liabilities

The Group possesses both the uncollected domestic exchange receivables and unpaid domestic exchange payable, which satisfy offsetting criteria of K-IFRS 1032. Therefore, the total number of uncollected domestic exchange receivables or unpaid domestic exchange payable has been countervailed with part of unpaid domestic exchange payable or uncollected domestic exchange receivables, respectively, and has been disclosed in loans and receivables or other financial liabilities of the Group’s statements of financial position and loans and receivables, respectively.

The Group possesses the derivative assets, derivative liabilities, receivable spot exchange, and payable spot exchange which do not satisfy the offsetting criteria of K-IFRS 1032, but provide the Group the right of, under the circumstances of the trading party’s defaults, insolvency, or bankruptcy, the offsetting. Item such as cash collateral cannot satisfy the offsetting criteria of K-IFRS 1032, but in accordance with the collateral arrangements and under the circumstances of the trading party’s default, insolvency, or bankruptcy, the derivative assets, derivative liabilities, receivable spot exchange, and the net amount of payable spot exchange can be offset.

The Group has entered into a sale and repurchase agreements and accounted it as collateralized borrowing. Also, the Group has entered into a purchase and resale agreement and accounted it as secured loans. The repurchase and resale agreement can have the offsetting right only under the trading party’s default, insolvency, or bankruptcy which do not satisfy the offsetting criteria of K-IFRS 1032, the Group recorded the collateralized borrowings in borrowings and the secured loans in loans and receivables. The Group under the repurchase agreements has offsetting right only upon the counter-party’s default, insolvency or bankruptcy, thus the repurchase agreements are applied by the TBMA/ISMA Global Master Repurchase Agreement of which do not satisfy the offsetting criteria of K-IFRS 1032. The Bank disclosed bonds sold (purchased) under repurchase agreements as borrowings (loans and receivables).

The details of the financial instruments to be set off and may be covered by master netting agreements and similar agreements are given as follows (Unit: Korean Won in millions):

	March 31, 2015
	Gross amounts of recognized financial assets	Gross amounts of recognized financial liabilities set off	Net amounts of financial assets presented	Related amounts not set off in the statement of financial position		Net amounts
				Financial instruments	Cash collateral received
Financial assets:
Derivative assets and others (*1)	2,506,459	14,588	2,491,871	8,401,268	15,360	599,604
Receivable spot exchange (*2)	6,524,361	—	6,524,361
Bonds purchased under resale agreements (*2)	6,879,758	—	6,879,758	6,879,758	—	—
Domestic exchanges receivable (*2)(*5)	22,061,260	21,691,470	369,790	—	—	369,790

Total	37,971,838	21,706,058	16,265,780	15,281,026	15,360	969,394

	March 31, 2015
	Gross amounts of recognized financial liabilities	Gross amounts of recognized financial assets set off	Net amounts of financial liabilities presented	Related amounts not set off in the statement of financial position		Net amounts
				Financial instruments	Cash collateral pledged
Financial liabilities:
Derivative liabilities and others (*1)	2,832,996	14,588	2,818,408	8,388,414	—	954,938
Payable spot exchange (*3)	6,524,944	—	6,524,944
Bonds sold under repurchase agreements (*4)	1,152,226	—	1,152,226	1,152,226	—	—
Domestic exchanges payable (*3)(*5)	24,461,553	21,691,470	2,770,083	2,764,435	—	5,648

Total	34,971,719	21,706,058	13,265,661	12,305,075	—	960,586

	December 31, 2014
	Gross amounts of recognized financial assets	Gross amounts of recognized financial liabilities set off	Net amounts of financial assets presented	Related amounts not set off in the statement of financial position		Net amounts
				Financial instruments	Cash collateral received
Financial assets:
Derivative assets and others (*1)	2,316,295	16,228	2,300,067	5,413,119	37,142	469,574
Receivable spot exchange (*2)	3,619,768	—	3,619,768
Bonds purchased under resale agreements (*2)	6,891,629	—	6,891,629	6,891,629	—	—
Domestic exchanges receivable (*2)(*5)	28,094,142	27,310,235	783,907	—	—	783,907

Total	40,921,834	27,326,463	13,595,371	12,304,748	37,142	1,253,481

	December 31, 2014
	Gross amounts of recognized financial liabilities	Gross amounts of recognized financial assets set off	Net amounts of financial liabilities presented	Related amounts not set off in the statement of financial position		Net amounts
				Financial instruments	Cash collateral pledged
Financial liabilities:
Derivative liabilities and others (*1)	2,478,924	16,228	2,462,696	5,396,870	41,229	640,766
Payable spot exchange (*3)	3,616,169	—	3,616,169
Bonds sold under repurchase agreements (*4)	1,196,237	—	1,196,237	1,196,237	—	—
Domestic exchanges payable (*3)(*5)	30,636,705	27,310,235	3,326,470	3,147,053	—	179,417

Total	37,928,035	27,326,463	10,601,572	9,740,160	41,229	820,183

(*1)	The items include derivatives held for trading, derivatives for hedging and equity linked securities
(*2)	The items are included in loans and receivables
(*3)	The items are included in other financial liabilities
(*4)	The items are included in borrowings
(*5)	Certain financial assets and liabilities are presented at offset

13.	INVESTMENTS IN JOINT VENTURES AND ASSOCIATES

(1)	Investments in joint ventures and associates accounted for using the equity method of accounting are as follows (Unit: Korean Won in millions):

		Percentage of ownership (%)
Subsidiaries	Main business	March 31, 2015	December 31, 2014	Financial statements as of
Woori Bank and Woori Private Equity Fund:
Woori Blackstone Korea Opportunity Private Equity Fund I	Finance	26.4	26.4	March 31

		Percentage of ownership (%)
Subsidiaries	Main business	March 31, 2015	December 31, 2014	Financial statements as of
Woori Bank:
Korea Finance Security Co., Ltd. (*2)	Security service	15.3	15.3	February 28 (*3)
Korea Credit Bureau Co., Ltd. (*1)	Credit information	7.2	7.2	March 31
Woori Service Networks Co., Ltd. (*2)	Freight & staffing services	4.9	4.9	February 28 (*3)
Kumho Tire Co., Inc. (*4)(*5)	Manufacturing	14.2	14.2	March 31
United PF 1st Corporate Financial Stability (*1)	Finance	17.7	17.7	March 31
Chin Hung International Inc. (*5)(*9)	Construction	28.4	26.8	February 28 (*3)
Poonglim Industrial Co., Ltd. (*10)	”	28.9	30.7	December 31 (*3)
Ansang Tech Co., Ltd. (*6)	Manufacturing	23.0	23.0	—
Hana Construction Co., Ltd. (*6)	Construction	22.2	22.2	—
STX Engine Co., Ltd. (*4)(*11)	Manufacturing	29.2	15.0	December 31 (*3)
SamHo Co., Ltd. (*4)(*5)	Construction	7.8	7.8	March 31
Force TEC Co., Ltd. (*6)	Freight & staffing services	34.4	34.4	—
Osung LST Co., Ltd. (*4)(*5)	Manufacturing	11.1	11.1	December 31 (*3)
STX Corporation (*4)(*5)	Wholesale of Non- Specialized Goods	15.0	15.0	December 31 (*3)
Woori Private Equity Fund:
Phoenix Digital Tech Co., Ltd.	Semiconductor equipment	44.8	44.8	February 28 (*3)
Woori Renaissance Holdings (*7)	Other financial business	51.6	51.6	March 31
Woori Private Equity:
Woori Columbus First PEF (*8)	Other financial business	1.9	1.9	March 31

(*1)	The Group can participate in decision making body and exercise significant influence over Korea Credit Bureau Co., Ltd. and the United PF 1st Corporate Financial Stability through business partnerships.
(*2)	The significant business of Woori Service Network Co., Ltd. and Korea Finance Security Co., Ltd. is transacted mostly with the Group.
(*3)	The significant transactions and events between the end of reporting dates of the investees and the investors have been properly addressed.
(*4)	The Group can exercise significant influence through its position in the creditors’ council.
(*5)	The investment in associates that have quoted market prices are Kumho Tire Co., Ltd. (Current period: KRW 9,110, Previous year: KRW 9,670), Chin Hung International Inc. (Current period: KRW 2,560, Previous year: KRW 1,665), Samho Co., Ltd. (Current period: KRW 20,800, Previous year: KRW 13,150), STX Corporation (Current period: KRW 5,630), and Osung LST Co., Ltd. (Current period: KRW 467, Previous year: KRW 1,215).
(*6)	The carrying amounts of investments in Ansang Tech Co., Ltd., Hana Construction Co., Ltd. and Force TEC Co., Ltd. are nil as of March 31, 2015 and December 31, 2014, respectively.
(*7)	The Group owns over 50% ownership of Woori Renaissance Holdings. However, it is applying the equity method of accounting as the ownership and related contracts meet the definition of joint arrangement under K-IFRS 1111 Joint Arrangements.
(*8)	As a general partner of Woori Columbus First PEF, the Group has significant influence over the entity’s operational and financial policy making process, including participating in dividend or other distribution. As such, the Group is applying the equity method of accounting.
(*9)	Due to debt-equity swap occurred during the three months ended March 31, 2015 the ownership on Chin Hung International Inc. has increased
(*10)	Due to debt-equity swap and treasury stock acquisition of Poonglim Industrial Co., Ltd. occurred during the three months ended March 31, 2015 the ownership of the Bank has decreased.
(*11)	Due to debt-equity swap and conversion of convertible bonds occurred during the three months ended March 31, 2015 the ownership on STX Engine Co., Ltd. has increased.

(2)	Changes in the carrying value of investments in joint ventures and associates accounted for using the equity method of accounting are as follows (Unit: Korean Won in millions):

	For the three months ended March 31, 2015
	Acquisition cost	January 1, 2015	Share of profits (losses)	Acquisition (*)	Disposal and others	Dividends	Change in Capital	Impairment	March 31, 2015
Woori Blackstone Korea Opportunity Private Equity Fund I	81,608	100,436	3,314	—	(19,799)	(9,921)	—	—	74,030
Korea Finance Security Co., Ltd.	3,337	4,272	(539)	—	—	(55)	—	—	3,678
Korea Credit Bureau Co., Ltd.	2,215	3,378	(138)	—	—	—	—	—	3,240
Woori Service Networks Co., Ltd.	108	130	(6)	—	—	(12)	—	—	112
Kumho Tire Co., Inc.	175,652	224,829	(5,345)	—	—	—	11,547	—	231,031
United PF 1st Corporate financial stability	191,617	203,418	(2,580)	—	—	—	—	—	200,838
Chin Hung International Inc.	60,275	28,491	(3,020)	29,451	—	—	462	—	55,384
Poonglim Industrial Co., Ltd.	13,917	—	18,961	—	—	—	—	(13,022)	5,939
STX Engine Co., Ltd.	47,008	2,292	(14,602)	45,030	—	—	(453)	—	32,267
SamHo Co., Ltd.	7,492	11,257	773	—	—	—	(11)	—	12,019
Osung LST Co., Ltd.	15,405	18,482	29,694	—	—	—	4	(41,738)	6,442
STX Corporation	42,215	14,348	(4,040)	—	—	—	351	—	10,659
Phoenix Digital Tech Co., Ltd.	1,334	—	1,940	—	—	—	—	—	1,940
Woori Renaissance Holdings	63,000	36,019	1,012	—	—	—	—	—	37,031
Woori Columbus First PEF	1,200	1,084	(3)	—	—	—	—	—	1,081

	706,383	648,436	25,421	74,481	(19,799)	(9,988)	11,900	(54,760)	675,691

	For the three months ended March 31, 2014
	Acquisition cost	January 1, 2014	Share of profits (losses)	Acquisition (*)	Dividends	Change in Capital	Impairment	Other changes	March 31, 2014
Woori Blackstone Korea Opportunity Private Equity Fund I	83,011	93,714	(235)	—	—	—	—	—	93,479
Korea Credit Bureau Co., Ltd.	3,600	3,347	(188)	—	—	—	—	—	3,159
DKT	20,000	20,170	(595)	—	—	(38)	—	—	19,537
KAMCO Fifth Asset Securitization Specialty	3,855	3,827	521	—	—	—	—	—	4,348
Phoenix Digital Tech Co., Ltd.	1,872	3,688	(870)	—	—	214	—	—	3,032
Korea Finance Security Co., Ltd.	758	4,311	(671)	—	(55)	—	—	—	3,585
Woori Service Networks Co., Ltd.	24	136	(17)	—	(12)	—	—	—	107
Kumho Tire Co., Inc.	93,003	140,101	663	—	—	411	—	—	141,175
United PF 1st Corporate financial stability	191,617	203,730	3,737	—	—	—	—	—	207,467
Chin Hung International Inc.	60,275	45,900	(16,271)	—	—	55	—	—	29,684
Poonglim Industrial Co., Ltd.	13,916	3,079	(3,079)	—	—	—	—	—	—
STX Engine Co., Ltd.	47,008	47,008	(41,634)	—	—	(352)	—	—	5,022
SamHo Co., Ltd.	7,492	7,492	363	—	—	(8)	—	1,476	9,323
Force TEC Co., Ltd.	34	34	—	—	—	—	—	—	34
STX Corporation	47,323	—	—	47,323	—	—	(15,834)	—	31,489
Osung LST Co., Ltd.	6,188	—	—	6,188	—	—	—	—	6,188
Saudara Bank	67,656	—	—	67,656	—	—	—	—	67,656
Woori Renaissance Holdings	63,000	39,806	728	—	—	—	—	—	40,534
Woori Columbus First PEF	1,200	1,227	(3)	—	—	—	—	—	1,224

	711,832	617,570	(57,551)	121,167	(67)	282	(15,834)	1,476	667,043

(*)	The items include acquisition through account transference such as debt-for-equity swap, amounting to 74,481 million Won and 53,511 million Won for the three months ended March 31, 2015 and 2014, respectively.

(3)	Summary financial information relating to investments in joint ventures and associates accounted for using the equity method of accounting is as follows (Unit: Korean Won in millions):

	March 31, 2015
	Assets	Liabilities	Operating revenue	Net income (loss)
Woori Blackstone Korea Opportunity First	279,429	859	16,342	11,311
Korea Credit Bureau Co., Ltd.	52,047	7,047	7,568	(2,781)
Phoenix Digital Tech Co., Ltd.	63,043	57,497	33,417	3,470
Korea Finance Security Co., Ltd.	27,580	3,574	9,254	797
Woori Service Networks Co., Ltd.	4,146	1,871	2,646	56
Kumho Tire Co., Inc.	4,592,230	3,283,374	742,910	4,194
United PF 1st Corporate Financial Stability	1,171,992	39,376	26,172	(14,550)
Chin Hung International Inc.	448,424	338,282	78,824	344
Poonglim Industrial Co., Ltd.	405,404	396,933	253,450	32,142
STX Engine Co., Ltd.	994,049	1,036,488	710,986	(74,402)
SamHo Co., Ltd.	666,091	512,780	208,438	11,061
Osung LST Co., Ltd.	163,001	50,021	116,507	(53,756)
STX Corporation	1,255,006	1,161,345	1,634,606	380,583
Woori Renaissance Holdings Inc.	90,564	23,535	2,310	1,961
Woori Columbus First PEF	56,334	140	13	(140)

	December 31, 2014
	Assets	Liabilities	Operating revenue	Net income (loss)
Woori Blackstone Korea Opportunity First	380,622	873	48,887	45,351
Korea Credit Bureau Co., Ltd.	54,716	7,805	46,111	114
Phoenix Digital Tech Co., Ltd.	27,400	26,187	9,650	(4,901)
Korea Finance Security Co., Ltd.	30,990	3,108	47,398	5,527
Woori Service Networks Co., Ltd.	4,250	1,625	14,394	770
Kumho Tire Co., Inc.	4,590,346	3,323,743	3,414,009	130,010
United PF 1st Corporate Financial Stability	1,187,406	40,240	105,369	(1,962)
Chin Hung International Inc.	522,749	495,523	552,668	(11,481)
Poonglim Industrial Co., Ltd.	447,617	417,688	157,123	(16,530)
STX Engine Co., Ltd.	1,088,209	1,083,907	386,058	(27,878)
SamHo Co., Ltd.	654,477	510,878	860,851	30,025
Osung LST Co., Ltd.	172,100	101,265	86,351	(44,951)
STX Corporation	1,158,788	1,040,746	1,184,480	407,231
Woori Renaissance Holdings Inc.	88,605	23,536	6,876	(7,334)
Woori Columbus First PEF	56,936	602	1,540	(178)

(4)	The entities that the Group has not applied equity method of accounting although the Group’s ownership interest is more than 20% as of March 31, 2015 and December 31, 2014, are as follows:

	As of March 31, 2015
	Number of shares owned	Ownership (%)
Vogo II-2 Investment Holdings Co., Ltd. (*1)	24,794,201,938 shares	34.7%
Orient shipyard Co., Ltd. (*2)	465,050 shares	23.0%
Jinsaeng K Co., Ltd. (*2)	2,107,432 shares	20.2%
Gdsys Co., Ltd. (*2)	300,805 shares	21.2%
G2 Collection Co., Ltd. (*2)	12,574 shares	28.9%
SJ Development Co., Ltd. (*2)	70,529 shares	26.5%
Ilyang Construction Co., Ltd. (*2)	105,936 shares	40.0%
The Base Enterprise Co., Ltd (*2)	68,470 shares	48.4%

	As of December 31, 2014
	Number of shares owned	Ownership (%)
Vogo II-2 Investment Holdings Co., Ltd. (*1)	24,794,201,938 shares	36.4%
LIG engineering & construction Co., Ltd. (*2)	755,946 shares	22.8%
Orient shipyard Co., Ltd. (*2)	465,050 shares	23.0%
Jinsaeng K Co., Ltd. (*2)	2,107,432 shares	20.2%
PICITY Co., Ltd. (*2)	871,631 shares	21.1%
Gdsys Co., Ltd. (*2)	300,805 shares	21.2%
G2 Collection Co., Ltd. (*2)	12,574 shares	28.9%
Alkenz Co., Ltd. (*2)	80,402 shares	37.5%
SJ Development Co., Ltd. (*2)	70,529 shares	26.5%
Ilyang Construction Co., Ltd. (*2)	105,936 shares	40.0%
Ssangyong Construction Co., Ltd. (*2)	2,959,728 shares	20.3%

(*1)	Even though the Group’s ownership interest of the entity is more than 20% as a limited partner, it is determined that the Group does not have significant influence over the entity since the Group cannot exercise significant influence in the decision making bodies, such as investment committee, thus it has been excluded from the investment in associates.
(*2)	Even though the Group’s ownership interest of the entity is more than 20%, it does not have significant influence over the entity due to the fact that the entity is going through workout process under receivership, thus it has been excluded from the investment in associates.

(5)	As of March 31, 2015 and December 31, 2014, the reconciliations from the net assets of associates based on the ownership ratio of the Group to its corresponding book value of investment in joint ventures and associates are as follow (Unit: Korean Won in millions except for ownership):

	As of March 31, 2015
	Total net asset	Ownership (%)	Net assets of associates (or joint ventures)	Goodwill	Impairment	Intercompany transaction and others	Book value
Woori Blackstone Korea Opportunity First	278,570	26.4	73,539	—	—	491	74,030
Korea Finance Security Co., Ltd.	24,006	15.3	3,678	—	—	—	3,678
Korea Credit Bureau	45,000	7.2	3,240	—	—	—	3,240
Woori Service Networks Co., Ltd.	2,275	4.9	112	—	—	—	112
Kumho Tire Co., Inc. (*1)	1,271,535	14.2	179,935	48,459	—	2,637	231,031
United PF 1st Corporate financial stability	1,132,616	17.7	200,838	—	—	—	200,838
Chin Hung International Inc. (*1)	108,382	28.4	30,818	24,566	—	—	55,384
Poonglim Industrial Co., Ltd. (*1)	(67,989)	28.9	(19,647)	—	(13,022)	38,608	5,939
STX Engine Co., Ltd. (*1)	(42,442)	29.2	(12,404)	—	—	44,671	32,267
SamHo Co., Ltd.	153,311	7.8	12,019	—	—	—	12,019
Osung LST Co., Ltd. (*1)	112,980	11.1	12,595	35,597	(41,738)	(12)	6,442
STX Corporation (*1)	93,327	15.0	13,985	24,610	(28,405)	469	10,659
Phoenix Digital Tech Co., Ltd.	5,546	44.8	2,483	45	(588)	—	1,940
Woori Renaissance Holdings	67,029	51.6	34,587	—	(6,441)	8,885	37,031
Woori Columbus First PEF	56,194	1.9	1,079	6	—	(4)	1,081

	As of December 31, 2014
	Total net asset	Ownership (%)	Net assets of associates (or joint ventures)	Goodwill	Impairment	Intercompany transaction and others	Book value
Woori Blackstone Korea Opportunity First	379,749	26.4	100,248	—	—	188	100,436
Korea Credit Bureau	46,911	7.2	3,378	—	—	—	3,378
Phoenix Digital Tech Co., Ltd.	1,213	44.8	543	45	(588)	—	—
Korea Finance Security Co., Ltd.	27,882	15.3	4,272	—	—	—	4,272
Woori Service Networks Co., Ltd.	2,625	4.9	130	—	—	—	130
Kumho Tire Co., Inc. (*1)	1,228,329	14.2	173,820	48,459	—	2,550	224,829
United PF 1st Corporate financial stability	1,147,166	17.7	203,418	—	—	—	203,418
Chin Hung International Inc. (*1)	26,650	26.8	7,132	21,359	—	—	28,491
Poonglim Industrial Co., Ltd. (*1)	(159,358)	30.7	(48,994)	—	—	48,994	—
STX Engine Co., Ltd. (*1)	(93,532)	15.0	(14,029)	—	—	16,321	2,292
SamHo Co., Ltd.	143,599	7.8	11,257	—	—	—	11,257
Osung LST Co., Ltd.	(295,129)	11.1	(32,897)	51,379	—	—	18,482
STX Corporation (*1)	117,709	15.0	17,639	24,610	(28,370)	469	14,348
Woori Renaissance Holdings	65,069	51.6	33,576	—	(6,441)	8,884	36,019
Woori Columbus First PEF	56,334	1.9	1,082	6	—	(4)	1,084

(*1)	The net asset amount is after reflecting preferred stocks.

14.	INVESTMENT PROPERTIES

(1)	Investment properties are as follows (Unit: Korean Won in millions):

	March 31, 2015	December 31, 2014
Acquisition cost	409,126	381,668
Accumulated depreciation	(25,405)	(24,118)

Net carrying value	383,721	357,550

(2)	Changes in investment properties are as follows (Unit: Korean Won in millions):

	For the three months ended March 31, 2015	For the three months ended March 31, 2014
Beginning balance	357,550	340,620
Depreciation	(968)	(889)
Transfer	27,137	—
Foreign currencies translation adjustments	5	10
Others	(3)	—

Ending balance	383,721	339,741

(3)	Fair value of investment properties is amounting to 363,183 million Won and 394,159 million Won as of March 31, 2015 and December 31, 2014, respectively. The fair value of investment property, based on the assessment that was independently performed by external appraisal agencies, is classified as level 3 on the fair value hierarchy as of March 31, 2015 and December 31, 2014.

(4)	Rental fee earned from investment properties is amounting to 1,357 million Won and 1,044 million Won for the three months ended March 31, 2015 and 2014, respectively.

15.	PREMISES AND EQUIPMENT

(1)	Premises and equipment are as follows (Unit: Korean Won in millions):

	March 31, 2015
	Land	Building	Properties for business use	Structures in leased office	Construction in progress	Structures	Total
Acquisition cost	1,488,459	815,379	928,423	385,788	258	20	3,618,327
Accumulated depreciation	—	(116,530)	(727,974)	(314,937)	—	(16)	(1,159,457)

Net carrying value	1,488,459	698,849	200,449	70,851	258	4	2,458,870

	December 31, 2014
	Land	Building	Properties for business use	Structures in leased office	Construction in progress	Structures	Total
Acquisition cost	1,514,698	817,559	920,222	374,436	102	20	3,627,037
Accumulated depreciation	—	(111,035)	(710,634)	(304,251)	—	(15)	(1,125,935)

Net carrying value	1,514,698	706,524	209,588	70,185	102	5	2,501,102

(2)	Changes in premises and equipment are as follows (Unit: Korean Won in millions):

	For the three months ended March 31, 2015
	Land	Building	Properties for business use	Structures in leased office	Construction in progress	Structures	Total
Beginning balance	1,514,698	706,524	209,588	70,185	102	5	2,501,102
Acquisition	20,350	5,466	12,671	5,814	206	—	44,507
Disposal	(20,218)	(2,943)	(384)	(467)	(4)	—	(24,016)
Depreciation	—	(6,070)	(21,316)	(13,220)	—	(1)	(40,607)
Classified to assets held for sale	(706)	(1,743)	—	—	—	—	(2,449)
Foreign currencies translation adjustment	(458)	(455)	(215)	(35)	2	—	(1,161)
Transfer	(25,207)	(1,930)	—	—	—	—	(27,137)
Others	—	—	105	8,574	(48)	—	8,631

Ending balance	1,488,459	698,849	200,449	70,851	258	4	2,458,870

	For the three months ended March 31, 2014
	Land	Building	Properties for business use	Structures in leased office	Construction in progress	Structures	Total
Beginning balance	1,516,364	703,930	255,682	60,429	31	5	2,536,441
Acquisition	38	2,541	13,486	2,725	—	—	18,790
Disposal	—	—	(1,543)	(150)	—	—	(1,693)
Depreciation	—	(5,927)	(23,733)	(8,086)	—	—	(37,746)
Foreign currencies translation adjustment	18	80	270	194	2	—	564
Others	—	—	—	3,410	—	—	3,410

Ending balance	1,516,420	700,624	244,162	58,522	33	5	2,519,766

16.	INTANGIBLE ASSETS AND GOODWILL

(1)	Intangible assets are as follows (Unit: Korean Won in millions):

	March 31, 2015
	Goodwill	Software	Industrial rights	Development cost	Others	Membership deposit	Total
Acquisition cost	102,835	165,708	554	178,768	587,394	27,376	1,062,635
Accumulated depreciation	—	(120,047)	(247)	(127,794)	(359,527)	—	(607,615)
Accumulated impairment losses	—	—	—	—	(2,707)	(3,235)	(5,942)

Net carrying value	102,835	45,661	307	50,974	225,160	24,141	449,078

	December 31, 2014
	Goodwill	Software	Industrial rights	Development cost	Others	Membership deposit	Total
Acquisition cost	107,541	163,675	554	180,983	409,972	27,366	890,091
Accumulated depreciation	—	(115,854)	(226)	(125,646)	(346,402)	—	(588,128)
Accumulated impairment losses	—	—	—	—	(2,763)	(3,472)	(6,235)

Net carrying value	107,541	47,821	328	55,337	60,807	23,894	295,728

(2)	Changes in intangible assets are as follows (Unit: Korean Won in millions):

	For the three months ended March 31, 2015
	Goodwill	Software	Industrial rights	Development cost	Others	Membership deposit	Total
Beginning balance	107,541	47,821	328	55,337	60,807	23,894	295,728
Acquisition	—	2,272	—	1,735	178,548	—	182,555
Disposal	—	(160)	—	(1,076)	—	—	(1,236)
Amortization	—	(4,272)	(21)	(5,022)	(13,099)	—	(22,414)
Impairment loss (reversal)	—	—	—	—	(5)	237	232
Foreign currencies translation adjustment	(4,500)	—	—	—	(1,091)	10	(5,581)
Other	(206)	—	—	—	—	—	(206)

Ending balance	102,835	45,661	307	50,974	225,160	24,141	449,078

	For the three months ended March 31, 2014
	Software	Industrial rights	Development cost	Others	Membership deposit	Total
Beginning balance	55,298	287	90,429	101,600	21,312	268,926
Acquisition	2,863	28	12,545	9,726	—	25,162
Disposal	(793)	—	(239)	(38,564)	(59)	(39,655)
Amortization	(4,464)	(17)	(5,799)	(11,628)	—	(21,908)
Impairment loss	—	—	—	—	(748)	(748)
Foreign currencies translation adjustment	—	—	—	50	30	80

Ending balance	52,904	298	96,936	61,184	20,535	231,857

17.	ASSETS HELD FOR SALE

Assets held for sale recognized are 6,763 million Won and 8,013 million Won as of March 31, 2015 and December 31, 2014, respectively.

18.	ASSETS SUBJECT TO LIEN AND ASSETS ACQUIRED THROUGH FORECLOSURES

(1)	Assets subjected to lien are as follows (Unit: Korean Won in millions):

		March 31, 2015
		Collateral given to	Amount	Reason for collateral
Due from banks		Korea Investment Securities and others	140,618	Margin deposit for future or option and others
Financial assets at FVTPL	Financial institutions debt securities and others	Daewoo Securities and others	554,319	Collaterals for customer RP
AFS financial assets	Korean treasury and government agencies bonds	BANCO BILBAO VIZCAYA ARGENARIA	982,326	Related to bonds sold under repurchase agreements (*)
	Financial institutions debt securities and others	Bank of Korea and others	2,930,398	Settlement risk and others
HTM financial assets	Korean treasury and government agencies bonds	Nomura Securities Co., Ltd. and others	269,513	Related to bonds sold under repurchase agreements (*)
	Korean treasury and government agencies bonds and others	Bank of Korea and others	3,571,299	Settlement risk and others
Land and building		Credit Counselling & Recovery Service	6,588	Leasehold rights and others

		Total	8,455,061

		December 31, 2014
		Collateral given to	Amount	Reason for collateral
Due from banks		Korea Investment Securities and others	105,521	Margin deposit for future or option and others
Financial assets at FVTPL	Industrial and financial debt securities and others	Kiwoom Asset Management and others	9,851	Related to bonds sold under repurchase agreements (*)
	Financial institutions debt securities and others	Daewoo Securities and others	309,213	Collaterals for customer RP
AFS financial assets	Korean treasury and government agencies bonds	BANCO BILBAO VIZCAYA ARGENARIA	926,796	Related to bonds sold under repurchase agreements (*)
	Financial institutions debt securities and others	Bank of Korea and others	2,064,586	Settlement risk and others
HTM financial assets	Korean treasury and government agencies bonds	Nomura Securities Co., Ltd. and others	650,937	Related to bonds sold under repurchase agreements (*)
	Korean treasury and government agencies bonds and others	Bank of Korea and others	3,063,448	Settlement risk and others
Land and building		Credit Counselling & Recovery Service	8,928	Leasehold rights and others

		Total	7,139,280

(*)	The assets are not derecognized as there are the repurchase agreements at predetermined price or original sale price added with certain rate of return. Collaterals are provided, and the purchasers are eligible to dispose or provide them as collateral. The Group recognizes the relevant amount as liability (bond sold under repurchase agreements) due to derecognition.

(2)	The carrying amounts of buildings acquired through foreclosure are as follow (Unit: Korean Won in millions):

	March 31, 2015	December 31, 2014
Land	181	189

(3)	Loaned securities are as follows (Unit: Korean Won in millions):

		March 31, 2015	December 31, 2014	Loaned to
Financial assets at FVTPL	Korean treasury and government agencies securities	18,702	14,737	Samsung Securities Co., Ltd. and others
AFS financial assets	Korean treasury and government agencies bonds	1,020,642	686,096	Korea Securities Depository

	Total	1,039,344	700,833

Loaned securities are lending of specific securities to borrowers who agree to return the same quantity of the same security at the end of lending period. As the Group does not derecognize these securities, there are no liabilities relates to loaned securities.

(4)	Collaterals held that can be disposed and re-subjected to lien regardless of defaults of counterparties

Fair values of collaterals held can be disposed and re-subjected to lien regardless of defaults of counterparties as of March 31, 2015 and December 31, 2014 are as follows (Unit: Korean Won in millions):

	March 31, 2015
	Fair values of collaterals	Fair values of collaterals were disposed or re-subjected to lien
Securities	6,736,714	—

	December 31, 2014
	Fair values of collaterals	Fair values of collaterals were disposed or re-subjected to lien
Securities	6,790,215	—

19.	OTHER ASSETS

Other assets are as follows (Unit: Korean Won in millions):

	March 31, 2015	December 31, 2014
Prepaid expenses	220,446	131,267
Advance payments	1,297	1,097
Non-operative assets	181	189
Others	13,858	12,604

Total	235,782	145,157

20.	FINANCIAL LIABILITY AT FVTPL

(1)	Financial liabilities at FVTPL consist of as follows (Unit: Korean Won in millions):

	March 31, 2015	December 31, 2014
Financial liabilities held for trading	2,270,491	2,153,782
Financial liabilities designated at FVTPL	773,291	521,572

Total	3,043,782	2,675,354

(2)	Financial liabilities held for trading are as follows (Unit: Korean Won in millions):

	March 31, 2015	December 31, 2014
Deposits due to Customers:
Gold banking liabilities	15,598	13,927
Derivative liabilities	2,254,893	2,139,855

Total	2,270,491	2,153,782

(3)	Financial liabilities designated at FVTPL are as follows (Unit: Korean Won in millions):

	March 31, 2015	December 31, 2014
Equity linked securities index:
Equity linked securities index in short position	612,921	362,308
Debentures:
Debentures in local currency	98,805	97,590
Debentures in foreign currencies	61,565	61,674

Sub-total	160,370	159,264

Total	773,291	521,572

(4)	Credit risk adjustment to financial liabilities designated at FVTPL is as follows (Unit: Korean Won in millions):

	March 31, 2015	March 31, 2014
Financial liabilities designated at FVTPL subject to credit risk adjustments	773,291	376,225
Changes in fair value for credit risk adjustments	(503)	(1,250)
Accumulated changes in credit risk adjustments	(46,074)	1,172

Credit risk adjustments are applied to reflect the Group’s own credit risk when measuring derivative liabilities at fair value. The methodology to determine the adjustment incorporates the Group’s credit spread as observed through credit ratings.

(5)	The differences between financial liabilities at FVTPL’s carrying amount and nominal amount at maturity are as follows (Unit: Korean Won in millions):

	March 31, 2015	December 31, 2014
Carrying amount	773,291	521,572
Nominal amount at maturity	885,542	623,461

	(112,251)	(101,889)

21.	DEPOSITS DUE TO CUSTOMERS

Deposits sorted by interest type are as follows (Unit: Korean Won in millions):

	March 31, 2015	December 31, 2014
Deposits in local currency:
Demand deposits	7,503,081	10,090,772
Time deposits	163,563,786	161,697,250
Mutual funds	44,741	46,072
Deposits on notes payables	552,073	486,356
Deposits on CMA	256,084	276,484
Certificate of deposits	1,742,026	740,090
Other deposits	1,285,003	1,281,595

Sub-total	174,946,794	174,618,619

Deposits in foreign currencies	15,801,938	13,902,989
Present value discount	(19,765)	(5,143)

Total	190,728,967	188,516,465

22.	BORROWINGS AND DEBENTURES

(1)	Borrowings are as follows (Unit: Korean Won in millions):

	March 31, 2015
	Lenders	Interest rate (%)	Amount
Borrowings in local currency:
Borrowings from the Bank of Korea	The Bank of Korea	0.5~1.0	1,140,690
Borrowings from government funds	Small and Medium Business Corporation and others	0.0~3.5	1,654,434
Others	The Korea Development Bank and others	0.0~3.8	3,912,644

Sub-total			6,707,768

Borrowings in foreign currencies:
Borrowings in foreign currencies	The Export-Import Bank of Korea	0.0~4.9	8,391,771
Offshore borrowings in foreign currencies	Barclays Bank PLC	0.5	15,558

Sub-total			8,407,329

Bills sold	Others	0.0~2.6	66,940
Call money	Banks	0.0~4.9	2,901,140
Bonds sold under repurchase agreements	Other financial institutions	1.3~6.5	1,152,226
Present value discount			(1,888)

Total			19,233,515

	December 31, 2014
	Lenders	Interest rate (%)	Amount
Borrowings in local currency:
Borrowings from the Bank of Korea	The Bank of Korea	0.5~1.0	803,317
Borrowings from government funds	Small and Medium Business Corporation and others	0.0~3.5	1,680,175
Others	The Korea Development Bank and others	0.0~3.8	4,229,396

Sub-total			6,712,888

Borrowings in foreign currencies:
Borrowings in foreign currencies	The Export-Import Bank of Korea	0.0~3.7	7,921,772
Offshore borrowings in foreign currencies	Barclays Bank PLC	0.5	17,375

Sub-total			7,939,147

Bills sold	Others	0.0~2.6	87,692
Call money	Banks	0.0~3.9	1,771,733
Bonds sold under repurchase agreements	Other financial institutions	1.3~10.6	1,196,237
Present value discount			(102)

Total			17,707,595

(2)	Debentures are as follows (Unit: Korean Won in millions):

	March 31, 2015		December 31, 2014
	Interest rate (%)	Amount	Interest rate (%)	Amount
Face value of bond
Ordinary bonds	0.9~11.8	17,917,804	0.8~10.5	18,564,367
Subordinated bonds	3.4~12.6	5,841,369	3.4~10.3	6,248,349
Other bonds	7.2	4,006	7.2	51,601

Sub-total		23,763,179		24,864,317

Discounts on bond		(63,758)		(68,413)

Total		23,699,421		24,795,904

23.	PROVISIONS

(1)	Provisions are as follows (Unit: Korean Won in millions):

	March 31, 2015	December 31, 2014
Asset retirement obligation	38,315	29,733
Provision for guarantee (*1)	549,380	509,320
Provision for loan commitments	87,271	90,449
Provision for credit card points	5,304	5,548
Other provisions (*2)	67,915	56,959

Total	748,185	692,009

(*1)	Provision for guarantee includes provision for financial guarantee of 161,558 million Won and 159,149 million Won as of March 31, 2015 and December 31, 2014, respectively.
(*2)	Other provisions consist of provision for litigation, provision for loss recovery, and others.

(2)	Changes in provisions except for asset retirement obligation are as follows (Unit: Korean Won in millions):

	For the three months ended March 31, 2015
	Provision for guarantees	Provision for loan commitments	Provision for credit card points	Other provisions	Total
Beginning balance	509,320	90,449	5,548	56,959	662,276
Provisions provided	42,732	1,654	5,268	47,539	97,193
Provisions used	(6,944)	3	(5,512)	(36,579)	(49,032)
Reversal of unused amount	(1,115)	(4,806)	—	1	(5,920)
Others	5,387	(29)	—	(5)	5,353

Ending balance	549,380	87,271	5,304	67,915	709,870

	For the three months ended March 31, 2014
	Provision for guarantees	Provision for loan commitments	Provision for credit card points	Other provisions	Total
Beginning balance	501,948	123,930	6,441	28,967	661,286
Provisions provided	4,107	265	5,066	1,096	10,534
Provisions used	(3,755)	74	(4,744)	(758)	(9,183)
Reversal of unused amount	(68,359)	(33,020)	—	—	(101,379)

Ending balance	433,941	91,249	6,763	29,305	561,258

(3)	Changes in asset retirement obligation are as follows (Unit: Korean Won in millions):

	For the three months ended March 31, 2015	For the three months ended March 31, 2014
Beginning balance	29,733	23,513
Provisions provided	138	188
Provisions used	(156)	(191)
Depreciation	77	151
Reversal of unused amount	(105)	(94)
Increase in restoration costs and others	8,628	3,221

Ending balance	38,315	26,788

24.	NET DEFINED BENEFIT LIABILITY

Employees and directors with one or more years of service are entitled to receive a payment upon termination of their employment, based on their length of service and rate of pay at the time of termination. The assets of the plans are measured at their fair value at the end of reporting date. The plan liabilities are measured using the projected unit method, which takes account of projected earnings increases, using actuarial assumptions that give the best estimate of the future cash flows that will arise under the plan liabilities.

The Group is exposed to various risks through Defined Benefit Retirement Pension Plan and the major significant risks are as follows:

Volatility of Asset

The defined benefit obligation was estimated with a discount rate which is calculated based on the yield of blue chip corporate bonds in Korea. A deficit may occur if the rate of return on plan assets falls short of the discount rate.

Decrease in Yield of Blue Chip Bonds

A decrease in yield of blue chip bonds may result in increase in defined benefit liability although the increase in the value of some debt securities in the defined benefit plan would set it off partially.

Risk of Inflation

Defined benefit obligations are correlated to the inflation rate; the higher the inflation rate is, the higher the level of liabilities. As a result, a deficit may occur in the plan.

(1)	The net defined benefit liability is as follows (Unit: Korean Won in millions):

	March 31, 2015	December 31, 2014
Defined benefit obligation	797,122	683,961
Fair value of plan assets	(686,637)	(608,370)

Net defined benefit liability	110,485	75,591

(2)	Changes in the carrying value of defined benefit obligation are as follows (Unit: Korean Won in millions):

	For the three months ended March 31, 2015	For the three months ended March 31, 2014
Beginning balance	683,961	509,849
Current service cost	32,910	29,322
Interest cost	5,168	5,191
Remeasurements	77,691	36,940
Foreign currencies translation adjustments	(38)	88
Retirement benefit paid	(2,602)	(4,465)
Others	32	270

Ending balance	797,122	577,195

(3)	Changes in the plan assets are as follows (Unit: Korean Won in millions):

	For the three months ended March 31, 2015	For the three months ended March 31, 2014
Beginning balance	608,370	438,247
Interest income	5,313	5,126
Remeasurements	(1,232)	(1,838)
Employer’s contributions	85,000	20,946
Retirement benefit paid	(1,274)	(2,475)
Others	(9,540)	(57)

Ending balance	686,637	459,949

(4)	Plan assets mainly consist of deposits that represent 99.99% and 100% of plan assets as of March 31, 2015 and December 31, 2014, respectively. Among plan assets, realized returns on plan assets amount to 4,081 million Won and 3,288 million Won for the three months ended March 31, 2015 and 2014, respectively.

(5)	Current service cost, net interest expense, past service cost, loss on the curtailment or settlement and remeasurements recognized in the consolidated statements of net income and total comprehensive income are as follows (Unit: Korean Won in millions):

	For the three months ended March 31, 2015	For the three months ended March 31, 2014
Current service cost	32,910	29,322
Net interest expense	(145)	65
Cost recognized in net income	32,765	29,387
Remeasurements	78,923	38,778

Cost recognized in total comprehensive income	111,688	68,165

Retirement benefit service costs related to defined contribution plans are recognized 922 million Won and 709 million Won for the three months ended March 31, 2015 and 2014, respectively.

(6)	Key actuarial assumptions used in defined benefit liability assessment are as follows:

	March 31, 2015	December 31, 2014
Discount rate	2.83%	3.29%
Future wage growth rate	5.72%	5.74%
Retirement rate	Issued by Korea Insurance Development Institute	Issued by Korea Insurance Development Institute
Mortality rate	Issued by Korea Insurance Development Institute	Issued by Korea Insurance Development Institute

(7)	The sensitivity to actuarial assumptions used in the assessment of defined benefit obligation is as follows (Unit: Korean Won in millions):

			Defined benefit obligation as of
			March 31, 2015	December 31, 2014
Discount rate	Increase by 1	% point	(74,990)	(66,278)
	Decrease by 1	% point	86,977	76,296
Future wage growth rate	Increase by 1	% point	86,241	76,040
	Decrease by 1	% point	(75,786)	(67,267)

25.	OTHER FINANCIAL LIABILITIES AND OTHER LIABILITIES

Other financial liabilities and other liabilities are as follows (Unit: Korean Won in millions):

	March 31, 2015	December 31, 2014
Other financial liabilities:
Payables	8,422,959	4,532,101
Accrued expenses	2,113,668	2,343,332
Borrowings from trust accounts	4,742,634	3,475,353
Agency business revenue	350,085	433,594
Foreign exchange payables	539,129	375,059
Domestic exchange payables	2,834,606	3,386,529
Miscellaneous liabilities	4,201,152	2,345,433
Present value discount	(1,667)	(1,714)

Sub-total	23,202,566	16,889,687

Other liabilities:
Deferred Income	156,512	164,431
Other miscellaneous liabilities	183,411	226,239

Sub-total	339,923	390,670

Total	23,542,489	17,280,357

26.	DERIVATIVES

(1)	Derivative assets and derivative liabilities are as follows (Unit: Korean Won in millions):

	March 31, 2015
		Assets		Liabilities
	Nominal amount	Fair value hedge	For trading	Fair value hedge	For trading
Interest rate:
Interest rate futures	76,979	—	—	—	—
Interest rate swap	102,027,543	239,966	1,197,162	1,064	1,273,775
Long interest rate options	1,586,819	—	18,994	—	—
Short interest rate options	1,616,819	—	—	—	19,727
Currency:
Currency futures	274,338	—	—	—	—
Currency forwards	45,527,392	—	442,196	—	357,633
Currency swaps	22,099,737	—	502,273	—	530,795
Long currency option	1,558,609	—	42,365	—	—
Short currency option	1,697,332	—	—	—	18,381
Stock:
Stock futures	15,457	—	—	—	—
Stock swaps	10,000	—	781	—	—
Long index option	330,875	26,771	1,983	—	—
Short index option	1,247,757	—	—	—	25,364
Others:
Other futures	1,484	—	—	—	—
Other forwards	118	—	8	—	—
Other swaps	91,198	—	2,595	—	1,888
Long option	186,566	—	26,395	—	—
Short option	239,458	—	—	—	27,330

Total	178,588,481	266,737	2,234,752	1,064	2,254,893

	December 31, 2014
		Assets		Liabilities
	Nominal amount	Fair value hedge	For trading	For trading
Interest rate:
Interest rate futures	21,640	—	—	—
Interest rate swap	106,014,214	182,990	1,097,849	1,140,917
Long interest rate options	1,658,180	—	11,985	—
Short interest rate options	1,788,180	—	—	10,638
Currency:
Currency futures	382,577	—	—	—
Currency forwards	40,078,267	—	415,209	342,778
Currency swaps	20,902,464	—	504,858	572,985
Long currency option	1,433,050	—	45,617	—
Short currency option	1,614,028	—	—	18,176
Stock:
Stock futures	46,400	—	—	—
Stock swaps	10,000	—	522	—
Long index option	352,943	13,071	1,070	—
Short index option	767,978	—	—	19,916
Others:
Other futures	592	—	—	—
Other swaps	53,035	—	4,481	4,468
Long option	249,081	—	29,876	—
Short option	261,883	—	—	29,977

Total	175,634,512	196,061	2,111,467	2,139,855

Derivatives held for trading purpose are classified into financial assets or liabilities at FVTPL and derivatives for hedging are stated as a separate line item in the consolidated statements of financial position (see Notes 7 and 20).

(2)	Gains or losses from valuation of financial instruments under hedge accounting are as follows (Unit: Korean Won in millions):

	For the three months ended March 31
	2015	2014
Losses from hedged items	(47,074)	(7,636)
Gains from hedging instruments	47,198	3,901

27.	DAY 1 PROFIT OR LOSS

Changes in details of deferred day 1 profits or losses are as follows (Unit: Korean Won in millions):

	For the three months ended March 31
	2015	2014
Beginning balance	13,499	6,256
Acquisitions	7,607	3,373
Amounts recognized in profits or losses	(2,898)	(1,942)

Ending balance	18,208	7,687

In case some variables to measure fair values of financial instruments were not observable or available in the market, valuation techniques were utilized to evaluate such financial instruments. Those financial instruments were recorded at the fair value produced by the valuation techniques as at the time of acquisition, even though there were difference noted between the transaction price and the fair value. The table above presents the difference yet to be realized as profit or losses.

28.	CAPITAL STOCK AND CAPITAL SURPLUS

(1)	The number of authorized shares and others are as follows:

	March 31, 2015	December 31, 2014
Authorized shares of common stock	5,000,000,000 Shares	5,000,000,000 Shares
Par value	5,000 Won	5,000 Won
Issued shares of common stock	676,278,371 Shares	676,278,371 Shares

(2)	There is no change to be disclosed in numbers of issued shares of common stock for the three months ended March 31, 2015 and 2014.

(3)	Details of capital surplus are as follows (Unit: Korean Won in millions):

	March 31, 2015	December 31, 2014
Capital in excess of par value	269,533	269,533
Other capital surplus	21,422	21,533

Total	290,955	291,066

29.	HYBRID SECURITIES

The bond-type hybrid securities classified as owner’s equity are as follows (Unit: Korean Won in millions):

	Issuance date	Maturity	Annual interest rate (%)	March 31, 2015	December 31, 2014
Local currency	June 20, 2008	June 20, 2038	7.7	255,000	255,000
	November 22, 2011	November 22, 2041	5.9	310,000	310,000
	March 8, 2012	March 8, 2042	5.8	190,000	190,000
	April 25, 2013	April 25, 2043	4.4	500,000	500,000
	November 13, 2013	November 13, 2043	5.7	200,000	200,000
	December 12, 2014	December 12, 2044	5.2	160,000	160,000
Foreign currency	May 2, 2007	May 2, 2037	6.2	930,900	930,900
Issuance cost				(7,077)	(7,077)

Total				2,538,823	2,538,823

With respect to the hybrid securities issued, the contractual agreements allow the Group to indefinitely extend the maturity date and defer the payment of interest. If the Group makes a resolution not to pay dividends on common stock, and then, the Group is exonerated from interest payment on the hybrid securities.

30.	OTHER EQUITY

(1)	Details of other equity are as follows (Unit: Korean Won in millions):

	March 31, 2015	December 31, 2014
Accumulated other comprehensive income:
Gain on available-for-sale financial assets	364,794	300,994
Share of other comprehensive income of joint ventures and associates	11,799	2,779
Loss on foreign currency translation of foreign operations	(118,134)	(107,721)
Remeasurement of the net defined benefit liability	(179,184)	(119,375)
Cash flow hedges	(10,371)	(10,371)

Sub-total	68,904	66,306

Treasury shares	(37,594)	(37,594)
Other capital adjustments	(1,615,210)	(2,421,850)

Total	(1,583,900)	(2,393,138)

(2)	Changes in the accumulated other comprehensive income are as follows (Unit: Korean Won in millions):

	For the three months ended March 31, 2015
	Beginning balance	Increase (decrease) (*2)	Reclassification adjustments (*2)	Income tax effect	Ending balance
Gain (loss) on valuation of available-for-sale financial assets	300,994	116,665	(38,715)	(14,150)	364,794
Share of other comprehensive income (loss) of joint ventures and associates	2,779	11,900	—	(2,880)	11,799
Gain (loss) on foreign currency translation of foreign operations	(107,721)	(13,130)	—	2,717	(118,134)
Remeasurement of the net defined benefit liability	(119,375)	(78,904)	—	19,095	(179,184)
Cash flow hedges	(10,371)	—	—	—	(10,371)

Total	66,306	36,531	(38,715)	4,782	68,904

	For the three months ended March 31, 2014
	Beginning balance (*1)	Increase (decrease) (*2)	Reclassification adjustments (*2)	Disposal of consolidated subsidiaries	Income tax effect	Reclassification to disposal group held for sale	Reclassification to disposal group held for distribution to owners	Ending balance
Gain (loss) on valuation of available-for-sale financial assets	279,398	63,083	(47,846)	51	(3,379)	31,880	49,848	209,579
Share of other comprehensive income (loss) of joint ventures and associates	5,753	(2,751)	—	—	253	2,789	(2,599)	3,065
Gain (loss) on foreign currency translation of foreign operations	(136,576)	26,536	—	—	(6,310)	(17,533)	—	(98,817)
Remeasurement of the net defined benefit liability	(68,408)	(39,692)	—	834	9,464	1,030	(9,314)	(89,518)
Cash flow hedges	7,928	(2,822)	—	56	720	13,912	1,303	(9,333)

Total	88,095	44,354	(47,846)	941	748	32,078	39,238	14,976

(*1)	The beginning balance incorporates the accumulated other comprehensive income from subsidiaries that were reclassified into disposal group held for sale and disposal groups held for distribution to owners.
(*2)	For the change in gain (loss) on valuation of AFS financial assets, “increase” (decrease) represents change due to the valuation during the period, and “reclassification adjustments” explains disposal or recognition of impairment losses on AFS financial assets.

31.	RETAINED EARNINGS

(1)	Details of retained earnings are as follows (Unit: Korean Won in millions):

		March 31, 2015	December 31, 2014
Legal reserve	Legal reserve	1,528,755	1,463,754
	Other legal reserve	43,133	41,472

	Sub-total	1,571,888	1,505,226

Voluntary reserve	Business rationalization reserve	8,000	8,000
	Reserve for financial structure improvement	235,400	235,400
	Additional reserve	7,249,104	8,134,544
	Regulatory reserve for credit loss	1,756,142	1,298,335
	Revaluation reserve	760,365	760,455
	Other voluntary reserve	11,700	11,700

	Sub-total	10,020,711	10,448,434

Retained earnings before appropriation		1,680,456	2,211,698

	Total	13,273,055	14,165,358

i.	Legal reserve

In accordance with the Act of Banking Law, legal reserve are appropriated at least one tenth of the earnings after tax on every dividend declaration, not exceeding the paid in capital. This reserve may not be used other than for offsetting a deficit or transferring to capital.

ii.	Other legal reserve

Other legal reserves were appropriated in the branches located in Japan, Vietnam and Bangladesh according to the banking laws of Japan, Vietnam and Bangladesh, and may be used to offset any deficit incurred in those branches.

iii.	Business rationalization reserve

Pursuant to the Tax Exemption and Reduction Control Law, the Bank was previously required to appropriate, as a reserve for business rationalization, amounts equal to tax reductions arising from tax exemptions and tax credits up to December 31, 2001. The requirement was no longer effective from 2002.

iv.	Reserve for financial structure improvement

In 2002, the Finance Supervisory Services recommended banks in Korea to appropriate at least ten percent of net income after accumulated deficit for financial structure improvement, until simple capital ratio equals 5.5 percent. This reserve is not available for payment of cash dividends; however, it can be used to reduce a deficit or be transferred to capital.

v.	Additional reserve and other voluntary reserve

Additional reserve and other voluntary reserve were appropriated for capital adequacy and other management purpose.

vi.	Regulatory reserve for credit loss

In accordance with Article 29 of the Regulation on Supervision of Banking Business (“RSBB”), if provisions for credit loss under K-IFRS for the accounting purpose are lower than provisions under RSBB, the Bank discloses such short fall amount as regulatory reserve for credit loss.

vii.	Revaluation reserve

Revaluation reserve is the amount of limited dividends set by the board of directors to be the recognized as complementary capital when the gain or loss occurred in the property revaluation by adopting K-IFRS.

(2)	Changes in retained earnings are as follows (Unit: Korean Won in millions):

	For the three months ended March 31
	2015	2014
Beginning balance	14,165,358	13,112,690
Net attributable to owners	290,781	322,777
Dividends on common stock	(336,635)	—
Dividends on hybrid securities	(39,809)	(7,297)
Appreciation of other capital surplus	(806,640)	—
Others	—	(1)

Ending balance	13,273,055	13,428,169

32.	REGULATORY RESERVE FOR CREDIT LOSS

In accordance with Article 29 of the Regulation on Supervision of Banking Business (“RSBB”), if the estimated provisions for credit loss under K-IFRS for the accounting purpose are lower than those in accordance with the provisions under the RSBB, the Bank shall disclose the difference as the planned regulatory reserve for credit loss.

(1)	Balance of the planned regulatory reserve for credit loss is as follows (Unit: Korean Won in millions):

	March 31, 2015	December 31, 2014
Beginning balance	1,756,142	1,800,387
Planned reversal of regulatory reserve (reverse) for credit loss	204,975	(44,245)

Ending balance	1,961,117	1,756,142

(2)	Planned reserves provided, adjusted net income after the planned reserves provided and adjusted earnings per share after the planned reserves provided are as follows (Unit: Korean Won in millions, except for earnings per share amount):

	For the three months ended March 31
	2015	2014 (*1)
Net income	299,951	373,964
Provision of regulatory reserve for credit loss	204,975	23,157
Adjusted net income after the provision of regulatory reserve	94,976	350,807
Adjusted EPS after the provision of regulatory reserve (Unit: Korean Won)	82	370

(*1)	The amounts are calculated using the balance of regulatory reserve for credit loss of Woori Finance Holdings as of March 31, 2014. If it was calculated using the balance of Woori Bank, Net income before the provision of regulatory reserve amounted to 322,777 million Won, the required provision of regulatory reserve for credit loss amounted to 30,703 million Won, the adjusted net loss after provision of regulatory reserve amounted to 292,074 million Won, and the adjusted EPS after the provision of regulatory reserve amounted to 353 Won, respectively.

33.	DIVIDENDS

At the shareholders’ meeting on March 27, 2015, dividend payment for the year ended December 31, 2014 amounting to 336,635 million Won (500 Won per share) has been approved.

34.	NET INTEREST INCOME

(1)	Interest income recognized are as follows (Unit: Korean Won in millions):

	For the three months ended March 31
	2015	2014
Financial assets at FVTPL	16,673	16,971
AFS financial assets	97,438	94,939
HTM financial assets	106,364	97,771
Loans and receivables:
Interest on due from banks	24,299	25,073
Interest on loans	1,946,542	2,034,871
Interest of other receivables	12,054	12,726

Sub-total	1,982,895	2,072,670

Total	2,203,370	2,282,351

(2)	Interest expense recognized are as follows (Unit: Korean Won in millions):

	For the three months ended March 31
	2015	2014
Interest on deposits due to customers	781,272	865,412
Interest on borrowings	57,241	67,741
Interest on debentures	191,930	229,305
Interest expense on others	36,123	31,522

Total	1,066,566	1,193,980

35.	NET FEES AND COMMISSIONS INCOME

(1)	Fees and commissions income recognized are as follows (Unit: Korean Won in millions):

	For the three months ended March 31
	2015	2014
Fees and commissions received (*)	166,087	161,585
Fees and commissions received for provision of guarantee	19,601	18,916
Fees and commissions received on project financing	2,027	639
Fees and commissions received on Credit card	196,344	183,903
Fees and commissions received on securities	15,760	15,179
Other Fees and commissions received	15,786	16,216

Total	415,605	396,438

(*)	Fees and commissions received include agency commission, fees income from electronic finance, fees income related to loan, fees for import letter of credit dealing, commission received on foreign exchange and others.

(2)	Fees and commissions expense incurred are as follows (Unit: Korean Won in millions):

	For the three months ended March 31
	2015	2014
Fees paid	26,352	23,561
Credit card commissions	141,117	137,359
Brokerage commissions	162	57
Others	618	1,405

Total	168,249	162,382

36.	DIVIDEND INCOME

Dividend income recognized are as follows (Unit: Korean Won in millions):

	For the three months ended March 31
	2015	2014
Dividend from financial assets at FVTPL	684	2,621
Dividend from AFS financial assets	52,378	50,734

Total	53,062	53,355

37.	GAINS (LOSSES) ON FINANCIAL ASSETS AT FVTPL

(1)	Details of gains or losses related to financial assets at FVTPL are as follows (Unit: Korean Won in millions):

	For the three months ended March 31
	2015	2014
Gains (losses) on financial assets held for trading	53,674	(8,979)
Gains (losses) of financial assets designated at FVTPL	(16,060)	11,130

Total	37,614	2,151

(2)	Gains (losses) on financial assets held for trading are as follows (Unit: Korean Won in millions):

			For the three months ended March 31
			2015	2014
Financial Assets at FVTPL	Securities	Gain on valuation	21,041	9,849
		Gain on disposals	6,273	7,833
		Loss on valuation	(2,900)	(8,312)
		Loss on disposals	(2,429)	(13,399)

		Sub-total	21,985	(4,029)

	Other financial assets	Gain on valuation	1,591	1,551
		Gain on disposals	106	285
		Loss on valuation	(1,599)	(1,753)
		Loss on disposals	(51)	(90)

		Sub-total	47	(7)

		Total	22,032	(4,036)

Derivatives (for trading)	Interest rates derivatives	Gain on transactions and valuation	373,301	287,155
		Loss on transactions and valuation	(400,117)	(297,514)

		Sub-total	(26,816)	(10,359)

	Currencies derivatives	Gain on transactions and valuation	677,414	460,019
		Loss on transactions and valuation	(627,463)	(460,925)

		Sub-total	49,951	(906)

	Equity derivatives	Gain on transactions and valuation	16,012	32,117
		Loss on transactions and valuation	(6,515)	(25,943)

		Sub-total	9,497	6,174

	Other derivatives	Gain on transactions and valuation	16,352	7,928
		Loss on transactions and valuation	(17,342)	(7,780)

		Sub-total	(990)	148

		Total	31,642	(4,943)

	Total		53,674	(8,979)

(3)	Gains (losses) on financial assets designated at FVTPL are as follows (Unit: Korean Won in millions):

	For the three months ended March 31
	2015	2014
Gain (loss) on compound financial instruments:
Gain (loss) on disposals of compound financial instruments	(596)	278
Gain (loss) on valuation of compound financial instruments	(15,293)	2,822

Sub-total	(15,889)	3,100

Gain (loss) on other financial instruments:
Loss on disposals of other financial instruments	—	(32)
Gain (loss) on valuation of other financial instruments	609	(508)

Sub-total	609	(540)

Gain (loss) on other financial instruments:
Gain (loss) on valuation of other financial instruments	(780)	8,570

Sub-total	(780)	8,570

Total	(16,060)	11,130

38.	GAINS (LOSSES) ON AFS FINANCIAL ASSETS

Gains (losses) on AFS financial are as follows (Unit: Korean Won in millions):

	For the three months ended March 31
	2015	2014
Gains on redemption of securities	938	58
Gains on transaction of securities	19,685	40,414
Impairment losses on securities	(50,795)	(94,010)

Total	(30,172)	(53,538)

39.	IMPAIRMENT LOSSES DUE TO CREDIT LOSS

Impairment losses on loans and receivables, guarantees and loan commitment recognized for credit loss are as follows (Unit: Korean Won in millions):

	For the three months ended March 31
	2015	2014
Impairment losses due to credit loss	(260,814)	(152,073)
Reversal of provision on (provision provided for) guarantee	(41,617)	64,252
Reversal of provision on loan commitment	3,152	32,755

Total	(299,279)	(55,066)

40.	OTHER NET OPERATING INCOMES (EXPENSES)

(1)	Administrative expenses recognized are as follows (Unit: Korean Won in millions):

			For the three months ended March 31
			2015	2014
Employee benefits	Short term employee benefits	Salaries	307,159	289,540
		Employee benefits	88,470	81,497
	Retirement benefit service costs		33,687	30,096
	Redundancy payments		356	—

	Sub-total		429,672	401,133

Depreciation and amortization			63,021	59,652
Other administrative expenses	Rent		68,637	66,542
	Taxes and dues		27,643	27,721
	Service charges		52,905	40,951
	IT expenses		20,078	27,975
	Telephone and communication expenses		14,425	13,954
	Operating promotion expenses		11,376	11,211
	Advertising		7,722	8,236
	Printing		2,600	2,235
	Traveling expenses		2,449	1,959
	Supplies		1,402	1,635
	Insurance premium		1,776	1,426
	Reimbursement		2,584	1,410
	Maintenance		3,508	3,177
	Water, light and heating		4,783	4,807
	Vehicle maintenance		2,316	2,560
	Others		10,110	8,611

	Sub-total		234,314	224,410

	Total		727,007	685,195

(2)	Other operating incomes recognized are as follows (Unit: Korean Won in millions):

	For the three months ended March 31
	2015	2014
Gains on transaction of foreign exchange	588,000	518,822
Gains on disposal of loans and receivables	38,994	31,071
Gains on transactions of derivatives	51,733	14,290
Gains on fair value hedged items	5,051	8,444
Others (*)	35,079	12,787

Total	718,857	585,414

(*)	Other income includes such incomes amounting to 27,819 million Won and 7,746 million Won for the three months ended March 31, 2015 and 2014, respectively, that the Bank recognized for it is to receive from other creditor financial institutions in accordance with the creditor financial institutions committee agreement.

(3)	Other operating expenses recognized are as follows (Unit: Korean Won in millions):

	For the three months ended March 31
	2015	2014
Losses on transaction of foreign exchange	570,633	506,981
KDIC deposit insurance fees	64,962	61,806
Contribution to miscellaneous funds	84,512	82,443
Losses on disposal of loans and receivables	13	18
Losses related to derivatives	4,535	10,389
Losses on fair value hedged items	52,125	16,080
Others (*)	63,159	65,122

Total	839,939	742,839

(*)	Other expense includes such expenses amounting to 49,379 million Won for the three months ended March 31, 2014 that the Bank recognized for it is to carry out a payment to other creditor financial institutions in accordance with the creditor financial institutions committee agreement.

41.	OTHER NON-OPERATING INCOMES (EXPENSES)

(1)	Details of gain or loss on valuation of investments in joint ventures and associates are as follows (Unit: Korean Won in millions):

	For the three months ended March 31
	2015	2014
Gain on valuation	55,694	6,012
Loss on valuation	(30,273)	(63,563)
Impairment loss	(54,760)	(15,834)

Total	(29,339)	(73,385)

(2)	Other non-operating incomes and expenses recognized are as follows (Unit: Korean Won in millions):

	For the three months ended March 31
	2015	2014
Other non-operating incomes	178,197	23,782
Other non-operating expenses	(52,621)	(36,445)

Total	125,576	(12,663)

(3)	Other non-operating incomes recognized are as follows (Unit: Korean Won in millions):

	For the three months ended March 31
	2015	2014
Rental fee income	2,158	1,459
Gains on disposal of investment in joint ventures and associates	—	1,476
Gains on disposal of premises and equipment and other assets	99	427
Reversal of impairment loss on premises and equipment and other assets	303	—
Others (*)	175,637	20,420

Total	178,197	23,782

(*)	Other income includes such incomes amounting to 132,784 million Won for the three months ended March 31, 2015 that the Bank received in accordance with the final irrevocable judgment for the payment of commitment. (Note 44)

(4)	Other non-operating expenses recognized are as follows (Unit: Korean Won in millions):

	For the three months ended March 31
	2015	2014
Depreciation on investment properties	1,003	932
Interest expenses of rent leasehold deposits	205	261
Losses on disposal of premises and equipment and other assets	622	25
Impairment losses on premises and equipment and other assets	65	749
Donation	10,795	24,127
Others	39,931	10,351

Total	52,621	36,445

42.	INCOME TAX EXPENSE

(1)	Income tax expenses are as follows (Unit: Korean Won in millions):

	For the three months ended March 31
	2015	2014
Current tax expense
Current tax expense in respect of the current year	56,554	154,322
Adjustments recognized in the current period in relation to the current tax of prior periods	(7,200)	1,975

Sub-total	49,354	156,297

Deferred tax expense
Deferred tax expense (benefit) relating to the origination and reversal of temporary differences	38,324	(23,747)
Deferred tax charged direct to equity	5,904	748

Sub-total	44,228	(22,999)

Income tax expense	93,582	133,298

Income tax expense for continuing operations	93,582	79,803
Income tax expense for discontinued operations	—	53,495

(2)	Income tax expense can be reconciled to net income before income tax expense as follows (Unit: Korean Won in millions):

	For the three months ended March 31
	2015	2014
Net income before income tax expense	393,533	507,262
Income from continuing operations before income tax	393,533	340,661
Income from discontinued operations before income tax	—	166,601
Tax calculated at statutory tax rate (*)	94,773	122,295
Adjustments
Effect of income that is exempt from taxation	(11,990)	(17,834)
Effect of expense that is not deductible in determining taxable profit	11,879	25,509
Effect from the recognition of loss carry-forward and net taxable differences due to investments in subsidiaries and joint ventures that has not been recognized in the previous periods	(7,200)	1,975
Others	6,120	1,353

Sub-total	(1,191)	11,003

Income tax expense	93,582	133,298

Income tax expense for continuing operations	93,582	79,803
Income tax expense for discontinued operations	—	53,495
Effective tax rate
Effective tax rate for continuing operations	23.8%	23.4%
Effective tax rate for discontinued operations	—	32.1%

(*)	Applicable income tax rate; 1) 11% for below 200 million Won, 2) 22% for from 200 million Won to 20 billion Won, 3) 24.2% for above 20 billion Won.

(3)	Deferred tax charged direct to equity is as follows (Unit: Korean Won in millions):

	March 31, 2015	December 31, 2014
Loss on valuation of available-for-sale financial assets	(110,460)	(96,421)
Share of other comprehensive income (loss) of jointly controlled entities and associates	(2,098)	782
Foreign currency translation of foreign operations	38,082	34,424
Remeasurements of the net defined benefit liability	56,839	37,674

Total	(17,637)	(23,541)

43.	EARNINGS PER SHARE (“EPS”)

Basic EPS is calculated by dividing net income by weighted average number of common shares outstanding (Unit: Korean Won in millions except for EPS and number of shares):

	For the three months ended March 31
	2015	2014
Net income attributable to common shareholders	290,781	322,777
Dividends to hybrid securities	(39,809)	(7,297)
Net income attributable to common shareholders	250,972	315,480
Net income from continuing operations	250,972	215,450
Net income from discontinued operations	—	100,030
Weighted average number of common shares outstanding	673 million shares	806 million shares
Basic Earnings Per Share	373	391
Basic Earnings Per Share for continuing operations	373	267
Basic Earnings Per Share for discontinued operations	—	124

Diluted EPS is equal to basic EPS because there is no dilution effect for the three months ended March 31, 2015 and 2014.

44.	CONTINGENT LIABILITIES AND COMMITMENTS

(1)	Details of guarantees are as follow (Unit: Korean Won in millions):

	March 31, 2015	December 31, 2014
Confirmed guarantees
Guarantee for loans	109,212	109,213
Acceptances	628,863	710,443
Letters of guarantees	123,430	126,279
Other confirmed guarantees	8,383,169	8,328,515

Total	9,244,674	9,274,450

Unconfirmed guarantees
Local letter of credit	468,446	575,919
Letter of credit	3,978,100	4,373,378
Other unconfirmed guarantees	1,393,569	1,590,332

Total	5,840,115	6,539,629

CP purchase commitments and others	2,114,765	2,213,840

(2)	Details of loan commitments and others are as follow (Unit: Korean Won in millions):

	March 31, 2015	December 31, 2014
Loan commitments	89,575,750	89,637,659
Other commitments	5,290,317	4,061,230

(3)	Litigation case

1)	The Group had filed lawsuits as follows (Unit: Korean Won in millions except for number of cases):

	March 31, 2015		December 31, 2014
	As plaintiff	As defendant	As plaintiff	As defendant
Number of cases	295 cases	284 cases	516 cases	298 cases
Amount of litigation	238,665	306,389	827,222	293,527
Allowance for litigations		18,816		16,343

2)	As of March 31, 2015, the Group (Woori Bank), along with other 13 financial institutions including Seoul Guarantee Insurance, has filed a lawsuit against Samsung Group and its associates as defendant in respect of the claim of return of guaranteed fund which was related to the filing of court administration of Renault Samsung Motors. With respect to the lawsuit, on January 29, 2015, the supreme court of Korea made final judgment that the plaintiff should pay the guaranteed fund to the Group and other financial institutions. The amount that the Group is to be paid, 132,784 million Won, is recognized as gain in 2015, in accordance with K-IFRS 1037 Provisions, contingent liabilities and contingent assets.

45.	RELATED PARTY TRANSACTIONS

Related parties of the Group and assets and liabilities recognized and major transactions with related parties during the current and prior period are as follows:

(1)	Related parties

Controlling party (Government related entity)	Joint ventures and associates
Korea deposit insurance corporation (KDIC)

Woori Renaissance Holdings,

Woori Blackstone Korea Opportunity Private Equity Fund I.,

Korea Credit Bureau Co., Ltd., Phoenix Digital Tech Co., Ltd.,

Korea Finance Security Co., Ltd.,

Woori Service Networks Co., Ltd., Kumho Tires Co., Ltd.,

United PF 1st Corporate Financial Stability,

Chin Hung International, Inc., Poonglim Co., Ltd.,

Ansang Tech Co., Ltd., Hana Construction Co., Ltd.,

STX Engine Co., Ltd., Samho International Co., Ltd.,

Force TEC Co., Ltd., Woori Columbus 1st Private Equity Fund,

STX Corporation, Osung LST Co., Ltd.

(2)	Assets and liabilities from transactions with related parties are as follows (Unit: Korean Won in millions):

Related party		A title of account	March 31, 2015	December 31, 2014
Controlling party (Government related entity)	KDIC	Loans	4	314
		Allowance for credit loss	—	(108)
		Other assets	671,169	691,101
		Deposits	1,027,537	1,157,232
		Other liabilities	7,611	12,252
Associates	Kumho Tires Co., Ltd.	Loans	312,803	334,948
		Allowance for credit loss	(2,785)	(2,968)
		Deposits	51,786	80,978
		Other liabilities	62	87
	Korea Credit Bureau Co., Ltd.	Loans	1	2
		Deposits	4,005	3,215
		Other liabilities	33	19
	Korea Finance Security Co., Ltd.	Loans	38	46
		Allowance for credit loss	—	(1)
		Deposits	2,177	2,738
		Other liabilities	21	12
	Woori Service Networks Co., Ltd.	Loans	19	26
		Allowance for credit loss	—	(1)
		Deposits	3,213	3,169
		Other liabilities	397	115
	United PF 1st Corporate Financial Stability	Deposits	25	30
	Woori Blackstone Korea Opportunity Private Equity Fund 1st	Other assets	584	626
		Other liabilities	934	—
	Woori Columbus 1st Private Equity Fund	Other assets	135	589

Related party		A title of account	March 31, 2015	December 31, 2014
Associates	Chin Hung International Inc.	Loans	5,482	42,929
		Allowance for credit loss	(4,567)	(12,439)
		Deposits	2,402	7,615
		Other liabilities	21	11
	Poonglim Industrial Co., Ltd.	Loans	16,376	24,999
		Allowance for credit loss	(887)	(3,123)
		Other assets	1	1
		Deposits	16,699	20,878
		Other liabilities	3	12
	Phoenix Digital Tech Co., Ltd.	Loans	3,202	3,768
		Allowance for credit loss	(97)	(109)
		Deposits	4,765	306
		Other liabilities	6	6
	Ansang Tech Co., Ltd.	Loans	38	38
		Allowance for credit loss	(38)	(38)
	Samho International Co., Ltd.	Loans	44,987	43,251
		Allowance for credit loss	(9,355)	(8,826)
		Deposits	106,020	132,190
		Other liabilities	212	205
	Force TEC Co., Ltd.	Loans	22,404	24,258
		Allowance for credit loss	(1,367)	(1,551)
		Deposits	154	139
		Other liabilities	11	11
	Hana Engineering & Construction Co., Ltd.	Loans	169	169
		Allowance for credit loss	(169)	(169)
		Deposits	43	49
	STX Engine Co., Ltd.	Loans	123,062	163,374
		Allowance for credit loss	(22,056)	(24,735)
		Other assets	1	27
		Deposits	23,849	3,701
		Other liabilities	26	63
	STX Corporation	Loans	147,371	182,195
		Allowance for credit loss	(24,866)	(23,442)
		Deposits	12,260	25,823
		Other liabilities	22	18
	Osung LST Co., Ltd.	Loans	5,639	5,639
		Allowance for credit loss	(489)	(561)
		Deposits	3,351	5,133
		Other liabilities	17	14

(3)	Gain or loss from transactions with related parties are as follows (Unit: Korean Won in millions):

			For the three months ended March 31
Related party		A title of account	2015	2014
Controlling party (Government related entity)	KDIC	Interest income	5,876	9,219
		Interest expenses	5,701	5,091
		Other expenses	—	411
		Reversal of Allowance for credit loss	—	(58)
Associates	Kumho Tires Co., Ltd.	Interest income	664	320
		Fees income	8	5
		Other income	—	44,412
		Interest expenses	64	51
		Impairment losses due to credit loss (Reversal of Allowance for credit loss)	(183)	639
	Korea Finance Security Co., Ltd.	Interest expenses	11	16
		Fees expenses	24	25
		Reversal of Allowance for credit loss	(3)	—
	Korea Credit Bureau Co., Ltd.	Interest expenses	15	20
	Woori Service Networks Co., Ltd.	Other income	7	7
		Interest expenses	21	20
		Fees expenses	191	151
		Other expenses	75	87
		Reversal of Allowance for credit loss	(2)	—
	Woori Blackstone Korea Opportunity Private Equity Fund 1st	Fees income	584	629
	Woori Columbus 1st Private Equity Fund	Fees income	135	145
	Chin Hung International Inc.	Interest income	379	423
		Fees income	1	1
		Interest expenses	10	5
		Reversal of Allowance for credit loss	(374)	(6,929)
	Poonglim Industrial Co., Ltd.	Interest expenses	4	9
		Impairment losses due to credit loss (Reversal of Allowance for credit loss)	(2,236)	29
	Phoenix Digital Tech Co., Ltd.	Interest income	53	4
		Interest expenses	2	4
		Reversal of Allowance for credit loss	(12)	(3)
	Samho International Co., Ltd.	Interest income	225	163
		Fees income	5	3
		Interest expenses	315	266
		Impairment losses due to credit loss	531	73

			For the three months ended March 31
Related party		A title of account	2015	2014
Associates	Force TEC Co., Ltd.	Interest income	62	1,324
		Impairment losses due to credit loss (Reversal of Allowance for credit loss)	(182)	2,041
	STX Engine Co., Ltd.	Interest income	535	713
		Fees income	45	23
		Interest expenses	12	8
		Impairment losses due to credit loss	606	1,989
	STX Corporation	Interest income	450	587
		Interest expenses	1	—
		Impairment losses due to credit loss (Reversal of Allowance for credit loss)	1,420	(213,910)
	Osung LST Co., Ltd.	Interest income	56	73
		Interest expenses	7	9
		Reversal of Allowance for credit loss	(72)	(7,474)

(4)	Guarantees provided to the related parties are as follows (Unit: Korean Won in millions):

	March 31, 2015	December 31, 2014
KDIC	1,500,496	1,500,386	Loan commitment
Kumho Tires Co., Inc.	29,098	18,110	Letter of credit
	101,689	88,638	Loan commitment
Korea Finance Security Co., Ltd.	222	214	Loan commitment
Korea Credit Bureau Co., Ltd.	34	33	Loan commitment
Woori Service Networks Co., Ltd.	181	179	Loan commitment
Chin Hung International Inc.	40,630	40,630	Loan commitment
Phoenix Digital Tech Co., Ltd.	505	261	Loan commitment
STX Engine Co., Ltd	72,098	81,431	Letter of credit
	6,565	4,600	Loan commitment
SamHo Co., Ltd.	1,887	2,360	Letter of credit
	32,083	27,299	Loan commitment
Force TEC Co., Ltd.	7,167	6,325	Loan commitment
STX corporation	21,557	30,062	Letter of credit and others
	11,924	13,009	Loan commitment

(*)	For the guarantee provided to the related parties, the Group recognized provisions for guarantees amounting to 5,943 million Won and 2,170 million Won, respectively, as of March 31, 2015 and December 31, 2014.

(5)	Compensation for key management is as follows (Unit: Korean Won in millions):

	For the three months ended March 31
	2015	2014 (*)
Short term benefits	1,689	1,537
Severance payments	116	48

Total	1,805	1,585

(*)	As the scope of the compensation for key management disclosure has changed, the comparative amounts are restated.

Key management includes registered executives and non-registered executives. Outstanding assets and liabilities from transactions with key management amount to 1,265 million Won and 1,725 million Won, respectively, and with respect to the assets, the Group 1 has not recognized any allowance, nor provision.

46.	TRUST ACCOUNTS

(1)	Trust accounts of the Group are as follows (Unit: Korean Won in millions):

	Total assets		Operating income
	March 31, 2015	December 31, 2014	For the three months ended March 31, 2015	For the three months ended March 31, 2014
Trust accounts	33,034,527	31,225,968	278,795	366,514

(2)	Receivables and payables from the transactions between the Group and trust accounts are as follows (Unit: Korean Won in millions):

	March 31, 2015	December 31, 2014
Receivables
Trust fees receivables	21,791	17,956
Payables
Borrowings from trust accounts	4,224,076	2,949,097

(3)	Significant transactions between the Group and trust accounts are as follows (Unit: Korean Won in millions):

	For the three months ended March 31
	2015	2014
Revenue
Trust fees	11,508	13,969
Expense
Interest expenses on borrowings from trust accounts	16,288	22,158

(4)	Principal guaranteed trusts and principal and fixed rate of return guaranteed trusts.

1)	The carrying value of principal guaranteed trusts and principal and fixed rate of return guaranteed trusts are as follows (Unit: Korean Won in millions):

	March 31, 2015	December 31, 2014
Principal guaranteed trusts
Old-age pension trusts	5,603	5,619
Personal pension trusts	523,844	528,680
Pension trusts	653,629	640,275
Retirement trusts	71,466	75,847
New personal pension trusts	8,783	8,897
New old-age pension trusts	3,611	3,859

Sub-total	1,266,936	1,263,177

Principal and fixed rate of return guaranteed trusts
Development trusts	19	19
Unspecified money trusts	857	857

Sub-total	876	876

Total	1,267,812	1,264,053

2)	As of March 31, 2015 and December 31, 2014, the amounts that the Group has to pay by the capital guaranteed contract or the operating results of the principal and return guaranteed trusts are as follows (Unit: Korean Won in millions):

	March 31, 2015	December 31, 2014
Liabilities for the account (subsidy for trust account adjustment)	5	15

47.	DISPOSAL GROUP HELD FOR SALE AND NET INCOME (LOSS) FROM DISCONTINUED OPERATIONS

(1)	Summary

In accordance with Public Funds Oversight Committee’s plan of the privatization of Woori Finance Holdings Co., Ltd. on June 26, 2013, the Group reclassified the related assets and liabilities of Woori Investment & Securities Co., Ltd, Woori Financial Co., Ltd., Woori F&I Co., Ltd., Woori Asset Management Co., Ltd., Woori Aviva Life Insurance and Woori Savings Bank into disposal group held for sale and presented the related gains or losses as net income (loss) from discontinued operations as at the end of 2013. During the year ended December 31, 2014, the Group completed the disposals of aforementioned subsidiaries.

(2)	Details of discontinued operations are as follows (Unit: Korean Won in millions):

		For the three months ended March 31
		2014
I.	Operating income	62,646
	Net interest income	130,292
	Interest income	226,292
	Interest expense	(96,000)
	Net fees and commissions income	72,981
	Fees and commissions income	94,406
	Fees and commissions expense	(21,425)
	Dividend income	9,313
	Net loss on financial instruments at fair value through profit or loss	(39,072)

	Net loss on available-for-sale financial assets	(7,724)
	Impairment losses on credit loss	(12,506)
	Other net operating expenses	(90,638)
II.	Non-operating loss	1,923
	Share of profits of joint ventures and associates	1,372
	Other non-operating expenses	551
III.	Net income before income tax expense	64,569
IV.	Income tax expense	(25,831)
V.	Sub-total	38,738
VI.	Impairment of assets held for sale	(7,469)
VII.	Income tax benefit for Impairment	2,020
VIII.	Gain on disposal of disposal group held for sale	23,694
IX.	Income tax expense related to the gain on disposal	(5,711)
X.	Income from discontinued operations	51,272

(3)	Details of cash flows in discontinued operations are as follows (Unit: Korean Won in millions):

For the three months ended March 31
2014
Cash flows from operating activities:	1,836,432
Cash flows from investing activities:	(163,969)
Cash flows from financing activities:	(1,613,515)

(4)	During the three months ended March 31, 2014, the Group disposed of Woori Financial. The book values of net assets disposed are as follows (Unit: Korean Won in millions):

Book Value
Assets:
Cash and cash equivalents	16,802
Available-for-sale financial assets	6,174
Loans and receivables	3,852,611
Other assets	95,239

Total	3,970,826

Liabilities:
Borrowings	716,000
Debentures	2,541,689
Other financial liabilities	220,187
Other liabilities	49,709

Total	3,527,585

Net-asset	443,241
Non-controlling interests	188,464
Gain on disposal of disposal group held-for-sale	23,694
Total amount of cash consideration	278,471
Cash and cash equivalents of the subsidiaries disposed	(16,802)
Net cash flow due to the disposal of the subsidiaries	261,669

48.	DISPOSAL GROUP HELD FOR DISTRIBUTION TO OWNERS AND NET INCOME (LOSS) FROM DISCONTINUED OPERATIONS

(1)	Summary

In accordance with Public Funds Oversight Committee’s plan of the privatization of Woori Finance Holdings Co., Ltd. on June 26, 2013, the Board of Directors of the Woori Finance Holdings Co., Ltd. approved the plan of demerger of Kyongnam Bank Co., Ltd. and Kwangju Bank Co., Ltd. on August 27, 2013. The demerger was to take place through distributing of the shares of newly established holding companies, which were receiving the shares in Kyongnam Bank Co., Ltd. and Kwangju Bank Co., Ltd., to the shareholders of the Woori Finance Holdings. Therefore, the Group classified the related assets and liabilities of Kyongnam Bank Co., Ltd. and Kwangju Bank Co., Ltd. into disposal group held for distribution to owners presented the related gains or losses as net income (loss) from discontinued operations as at the end of 2013. On May 1, 2014, Kyongnam Bank and Kwangju Bank were demerged in accordance with the plan (See Note 49).

(2)	Details of discontinued operations are as follows (Unit: Korean Won in millions):

		For the three months ended March 31
		2014
I.	Operating income	86,639
	Net interest income	265,230
	Interest income	513,651
	Interest expense	(248,421)
	Net fees and commissions income	39,043
	Fees and commissions income	56,533
	Fees and commissions expense	(17,490)
	Dividend income	10,114
	Net gain on financial instruments at fair value through profit or loss	16,265
	Net loss on available-for-sale financial assets	(6,974)
	Impairment losses on credit loss	(48,748)
	Other net operating expenses	(188,291)
II.	Non-operating loss	(832)
	Share of profits of joint ventures and associates	—
	Other non-operating expenses	(832)
III.	Net income before income tax expense	85,807
IV.	Income tax expense	(23,973)
V.	Income from discontinued operations	61,834

(3)	Details of cash flows in discontinued operations are as follows (Unit: Korean Won in millions):

For the three months ended March 31
2014
Cash flows from operating activities:	268,072
Cash flows from investing activities:	304,840
Cash flows from financing activities:	(582,190)

49.	PROMOTING PRIVATIZATION PLAN

Pursuant to the privatization plan of Woori Finance Holdings Co., Ltd., which was decided at the Public Fund Oversight Committee (the “PFOC”) on June 26, 2013, the Group has disposed its subsidiaries. Kwangju Bank and Kyongnam Bank were demerged as of May 1, 2014, and from March 2014 to June 2014, Woori Investment & Securities, Woori Aviva Life Insurance, Woori Savings Bank, Woori Asset Management, Woori Financial and Woori F&I were disposed in due order.

In respect of the final phase of the privatization which is with respect to the privatization of Woori Bank, PFOC announced the plan that comprised the merger between Woori Finance Holdings Co., Ltd and Woori Bank and the respective disposal of controlling interests (30% of ownership) and non-controlling interests (26.97% of ownership) of Woori Bank after listing of its shares on the stock exchange newly. Pursuant to the plan, the Bank merged with the Holding Company as of November 1, 2014, and completed its listing on Korean Stock Exchange on November 19, 2014.

On November 28, 2014, KDIC commenced the auction procedure for the disposal of controlling interests and non-controlling interests of the Bank. There was successful bid only for the non-controlling interests, consequently KDIC’s ownership of the Bank decreased from 56.97% to 51.04%. It is expected that PFOC will be announcing the amended privatization plan for Woori Bank in future.

50.	AGREEMENT ON THE IMPLEMENTATION OF A MANAGEMENT PLAN

(1)	Since December 30, 2000, the Bank and the KDIC have entered into an agreement to implement management plans. Under the agreements, the Bank is obligated to improve its respective financial ratios, such as Bank of International Settlements (“BIS”) capital ratio, general and administrative ratio, non-performing loan rate and adjusted operating income per person. If the Bank fails to make improvements, the KDIC can enforce the Bank to increase or decrease its capital, pursue mergers, transfer of loans and deposits, or close or sell parts of its business operations.

(2)	In addition, on July 2, 2001, in order to establish efficient integrated structure of the Bank, the Bank and the KDIC have entered into an agreement to implement management plans, which incorporate establishment of corporate governance and business management system, improvement of short-term operational performance, strengthening the Bank’s competitiveness and pursuance of privatization plan, meeting the financial ratio objectives, and penalties in case the Bank not meeting such management plans.

51.	BUSINESS COMBINATION

The major business acquisitions have occurred during the year ended at December 31, 2014, are as follows:

1)	Merger between Woori Finance Holdings and the Bank

On November 1, 2014, the Bank (acquirer) merged with Woori Finance Holdings (acquiree) based on the resolution of the board of directors on July 28, 2014, and the Bank became the existing entity and Woori Finance Holdings was dissolved. The merger ratio was 1:1.0000000, and the shareholders of Woori Finance Holdings received one common share of the Bank per one common share of the company as compensation.

Accordingly, the shares of the Bank, 597 million shares, prior to the merger, was reduced to nil in accordance with capital reduction procedure, and then, in accordance with the merger ratio, the Bank newly issued 676 million shares.

Since the merger met the definition of ‘business combination under common control’, the Bank recognized the transferred assets and liabilities of Woori Finance Holdings at the book values as previously recognized on the consolidated financial statements, and no goodwill. As such, there was no change from the perspective of the consolidated entity.

Details of the merger are described as follows:

Type	Merger
Companies involved in merger	Woori Bank (existing entity)
Woori Finance Holdings Co., Ltd. (non-existing entity)

New shares acquired due to merger	676,278,371 shares of common stock

Schedule	Date of merger:	November 1, 2014
	Date of registration of merger:	November 3, 2014
	Date for distribution of stocks :	November 18, 2014
	Date for listing of stocks :	November 19, 2014

2)	Acquisition of Saudara Bank

On December 30, 2014, Indonesia Woori Bank, which was a consolidated subsidiary of the Bank, merged with Saudara Bank in accordance with the resolution of the shareholders’ meeting on November 7, 2014, and the bank changed its name into PT Bank Woori Saudara Indonesia 1906 Tbk.

i.	Summary of the acquiree

The Group acquired 33% ownership of Saudara Bank, which was a listed company in Indonesia, on January 28, 2014. Through the merger between Indonesia Woori Bank and Saudara Bank on December 30, 2014, the Group consolidated the bank and the ownership ratio after the merger became 74%. From the legal perspective, Saudara Bank was deemed as the existing entity; however, the transaction was accounted using the acquisition method under K-IFRS 1103 Business Combination as it was deemed that Indonesia Woori Bank was the acquirer from the accounting perspective.

The Group promoted such transaction for the purpose of enhancing its retail operation in Indonesia.

ii.	Merger ratio

	Acquirer	Acquiree
Entity	Indonesia Woori Bank	Saudara Bank
Merger ratio	1	1,702,921.2

iii.	Acquisition method (Unit: Korean Won in million)

Amount
I. Consideration
Fair value of the ownership interest held prior to the acquisition (*1)	65,667
Fair value of additional consideration given (*2)	38,551
Fair value of non-controlling interest of Woori Indonesia Bank	52,609

Total amount of consideration	156,827

II. Identifiable assets and liabilities
Cash and Cash equivalents	81,100
Available for sale financial assets	22,074
Financial assets held to maturity	15,473
Loan and receivables	639,222
Property and equipment	23,882
Intangible assets	25,719
Other assets	34,238

Sub-total	841,708

Deposits	714,989
Borrowings	12,082
Debentures	29,425
Deferred tax liabilities	3,757
Other liabilities	12,872

Sub-total	773,125

Fair value of identifiable net asset	68,583

III. Non-controlling interest of Saudara Bank	17,816
IV. Goodwill (*3)	106,060

(*1)	Right before the business combination, the 33% ownership interest in Saudara Bank, which was held by the Bank and Indonesia Woori Bank, was remeasured at its fair value on December 30, 2014. The Group recognized loss on disposal of investment in associate, amounted to 1,237 million Won, as a result.
(*2)	The Bank acquired additional shares of Saudara Bank, 373,954,147 shares, due to the claims for stock repurchase from the shareholders of the bank who was opposing to the merger.
(*3)	Goodwill was recognized on the rationale that the competitiveness of the Group will be reinforced through the acquisition of local operation network in Indonesia.

iv.	Expenses from acquisition

The Group recognized the expenses amounting to 1,446 million Won, such as legal fee, which occurred in conjunction with the business combination as fees and commissions expense on the consolidated statements of comprehensive income.